SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of May 29, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                                                Press enquiries:

                    Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com

                   David Beck, tel: 0207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:

             Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com



                            Marconi Corporation plc

                         2002/03 PRELIMINARY STATEMENT



   -Financial Restructuring complete; listing of Marconi Corporation plc effective from 19 May 2003
   -Improved financial position post-Restructuring (March 2003 actual and pro forma)

      + -Marconi Group gross external debt reduced to GBP808m (pro forma) from
        GBP3.9 bn (1)
      + -Adjusted cash balance GBP783m
      + -Net assets of GBP400m pro forma compared to net liabilities of GBP3.3bn

   -Operational turnaround in Core business well advanced despite lower sales volumes

     -Very tough market conditions translated to single-digit declines in Core sales quarter on quarter to GBP426 million in Q4; FY03 Core sales
      GBP1,874m
     -Seven point gain in Core gross margin (before exceptional items) from
      17.5% (Q1) to 24.4% (Q4); FY03 Core gross margin (before exceptional items) 19.9%
     -Annualised Core operating cost run-rate (before goodwill amortisation and exceptional items) reduced from GBP890m (March 2002) to GBP490m (March
      2003)
     -GBP10m positive Core adjusted EBITDA in final quarter; FY03 Core adjusted
      EBITDA loss GBP140m
     -Two consecutive quarters of positive Core adjusted operating cash flow after capex (Q3 GBP66m; Q4 GBP86m)

   -FY03 Group Key Figures:

     -Group Sales GBP2.0bn; Group Operating Loss GBP729m; Group Loss after
      Taxation GBP1.1bn; Group Loss per Share 39.9 pence

   -Outlook: very tough market conditions prevail

      + Q1 04 Group sales expected to fall below GBP400m
      + FY04 financial targets revised: gross margin run-rate of at least
        27%; target annualised operating cost run-rate (before goodwill amortisation and exceptional items) to be reduced below GBP425m; Core breakeven sales reduced to around GBP1.5 billion

(1) Marconi plc reported Group debt of GBP3.9bn. Marconi Corporation plc has higher Group debt of GBP4.8bn as Marconi Corporation plc owed GBP403 million to Marconi plc and a subsidiary of Marconi plc held GBP385 million of Marconi Corporation plc bonds.




London - 29 May 2003 - Marconi Corporation plc (MONI) today announced financial results for the three months and twelve months ended 31 March 2003.

Commenting on the past year, John Devaney, Chairman of Marconi Corporation plc, said: "The successful completion of the financial restructuring was a watershed for the business. It enables us to look forward with greater optimism than at any time since the downturn in our markets started two years ago."

Commenting on the results, Mike Parton, Chief Executive, said: "We have continued to make operational progress quarter on quarter, reaching EBITDA positive in our Core business during the final quarter as a result of improving margins and falling costs. This is a tangible demonstration that the actions we are taking to return the business to operational health are working. Our markets remain very tough and we will continue to take the actions necessary to build on this improved operational performance."



Important Notice

This news release should be read in conjunction with Marconi Corporation's Preliminary Accounts and Notes to the Accounts (Appendix 1) and Marconi Corporation's Operating and Financial Review (Appendix 2), both for the financial year ended 31 March 2003.

Throughout the period of restructuring which has spanned the two financial years ended 31 March 2002 and 2003, the Group incurred significant exceptional items and recorded a significant impairment of goodwill. In order to present more clearly the underlying business in this Press Release and in the accompanying Operating and Financial Review, management also presents and focuses its commentary on adjusted gross margins, operating losses and cash flows after removing the impact of these material items. In addition, the commentary is focused on the Group's Core business.



Analyst Presentation and Conference Call

Management will host a presentation for analysts and investors at 4:00 pm (UK time) on Thursday 29 May 2003.

Simultaneous conference call and audiocast facilities will be available. The conference call can be accessed on Marconi's web-site or by dialling +44 (0)20 8996 3900 (in the UK) or + 1 617 801 9702 (in the US) and quoting "Marconi Annual Results". A replay facility will be available for 14 days by dialling +44
(0) 1296 618 700, access code 487136 (in the UK) or +1 888 286 8010, access code
9979306 (in the US)

Presentation materials to accompany the conference call will be available on the web-site from midday.






Overview

Financial Restructuring Complete

On 19 May 2003, the successful completion of the Group's financial restructuring ("Restructuring") took place when the schemes of arrangement for Marconi Corporation plc and Marconi plc ("Schemes") became effective. Marconi Corporation plc became the holding company of the Marconi Group and trading commenced in its shares, new senior and junior notes and warrants on the London Stock Exchange.

The Marconi Group emerges from the Restructuring with:

   -a significantly improved financial position: following completion of the Restructuring, the Group's gross external financial indebtedness has been reduced from GBP3.9 billion1 at 31 March 2003 to GBP808 million on a pro forma basis; this is largely offset by the Group's cash balance at 31 March 2003 which amounted to GBP783 million when adjusted to reflect the completion of the Restructuring and the ESOP derivative settlement. Also, Group net liabilities at 31 March 2003 of some GBP3.3 billion have translated to Group net assets of approximately GBP400 million on a pro forma basis mainly as a result of the cancellation of Scheme claims.

   -a strengthened Board of Directors: following completion of the Restructuring, the appointments of Kathleen Flaherty and Ian Clubb as non-executive directors of Marconi Corporation plc have taken effect. Kathleen and Ian join Kent Atkinson and Werner Koepf who were appointed non-executive directors in December 2002 and executive directors Mike Parton (Chief Executive Officer), Mike Donovan (Chief Operating Officer) and Chris Holden (Interim Chief Financial Officer) on the Board, chaired by John Devaney.

   -a sharper focus on telecommunications equipment and services: during the financial year to March 2003, Marconi completed further disposals of non-core assets, generating a total of GBP433 million net cash proceeds. These included the Group's mobile communications businesses - Strategic Communications and Tetra, Marconi Online and the unwind of the Group's share in Ultramast (through a capital reduction). Marconi's remaining non-core assets include the Group's remaining Italian-based mobile communications subsidiary, UMTS and its interests in joint ventures, associates and investments such as the Group's 72.7 per cent financial stake in Easynet plc and 6.3 per cent stake in Bookham Technology, its 50 per cent stake in Confirmant, a joint venture with Oxford GlycoSciences.


Core Business Performance

Markets and Customers

A continued deterioration in the market for telecommunications equipment and services translated into single-digit sales declines quarter on quarter throughout the financial year, with Core sales during the final quarter falling to GBP426 million (Q1 GBP510 million). Annual Core sales amounted to GBP1,874 million, a reduction of 32 per cent compared to the previous financial year (GBP2,773 million). This was mainly the result of significantly lower levels of capital expenditure by public network operators world-wide.

The Group has experienced some stability in sales volumes quarter on quarter in its major continental European (Germany, Italy) and Asia-Pacific (Australia, Malaysia) markets but this has been offset by sequential reductions in sales in other regions, particularly in the United States, Middle East and China. Sales in CALA remain at a low level following the economic and political uncertainty in the early part of the year. Conditions in the UK market remain challenging mainly as a result of the continued absence of any significant capital spending by second tier operators.

Sales of Network Services accounted for 40 per cent of Core Sales during the year and were generally more resilient than sales of Network Equipment (60 per cent) due to the typically higher proportion of communications-related service activities provided to customers outside the telecommunications industry, such as government agencies, large enterprise customers and public utilities.

Despite the tough market conditions and increased competition in certain territories, Marconi has continued to enjoy the full support of its strong customer base throughout the challenging period of the Group's Restructuring. During the year, Marconi's ten largest customers - BT, BellSouth, Metro City Carriers, Qwest, Telecom Italia, UK Government, US Government, Vodafone Group, Verizon and Wind - accounted for 48 per cent of Core sales (FY02 37 per cent).

Major new contract awards include:

   -in Optical Networks: preferred supplier status for the supply of next generation SDH and DWDM to Telstra (Australia) as well as a contract for the supply of Marconi's ServiceON network management systems; a new SDH 3 year frame contract with TATA (India); a new 2 year frame contract with Telecom Italia for the supply of an optical backbone network based on Marconi's new optical switching technology (MSH2K). Most recently, the Group announced the renewal of two frame contracts for a further two years by Telecom Italia for the supply of SDH and DWDM equipment respectively.

   -in European Access: successful business wins for the Group's new multi-service access node, the Access Hub, with Telecom Italia, Wind (Italy), Telkom South Africa and LDCOM (France) while Jersey Telecom became the first operator to deploy a combination of the Access Hub and the Group's recently launched SoftSwitch to build a next generation access network; a major new frame contract with O2 (Germany) for the supply of fixed wireless access equipment to support the roll-out of the customer's 3G mobile network

   -in Network Services: a number of long-term service contracts in Europe including services for the West Coast Mainline and Jubilee Line rail projects in the United Kingdom and for Deutsche Bahn and Netcologne in Germany

   -in Broadband Routing & Switching: the first sales of Marconi's newly launched multi-service switch-router, the BXR-48000, to the US Federal Government and to a large European financial institution


Operational Performance

Marconi has continued to take rapid and decisive actions in order to continuously re-align its cost base to the declining sales volumes.

Over the year, the Group reported a seven percentage point increase in Core gross margin (before exceptional items) from 17.5 per cent of sales in the first quarter to 24.4 per cent in the final quarter. This improvement resulted mainly from cost reduction actions taken in the Group's supply chain and Network Services field-forces. In the second half of the year, the Group also began to benefit from cost reductions designed into its newly launched products such as the SDH Series 4 range as the first units of the new products were delivered to customers. For the year as a whole, Core gross margin (before exceptional items) totalled 19.9 per cent of sales (FY02 21.6 per cent).

By 31 March 2003, the Group had exceeded its previously disclosed target annualised operating cost run-rate (before goodwill amortisation and exceptional items) of GBP520 million and exited the year at a run-rate of approximately GBP490 million, approximately 45 per cent down from the GBP890 million run-rate at 31 March 2002. Savings were achieved across all categories of operating expenditure and were driven mainly by headcount reductions and site closures and consolidation. Reduced levels of materials spend and lower depreciation in research and development as well as lower spend on marketing programmes also contributed to this trend. At 31 March 2003, Marconi employed approximately 15,300 people in its Core business, a reduction of over 19,000 employees since 31 March 2001. Net operating expenditure (before goodwill amortisation and exceptional items) in the Core business for the year as a whole amounted to GBP636 million, down 42 per cent compared to GBP1,092 million in the previous year.

The improvements in Core gross margin (before exceptional items) and reduced operating expenditure (before goodwill amortisation and exceptional items) led to a significant reduction in the Core operating loss (before goodwill amortisation and exceptional items) over the year from GBP115 million in the first quarter to GBP17 million in the final quarter. Overall, the Core operating loss (before amortisation and exceptional items) amounted to GBP263 million compared to a loss of GBP493 million in the previous year.

The quarterly reductions in the Core operating loss (before goodwill amortisation and exceptional items) fed through to quarterly improvements in Core Earnings before exceptional items, Interest, Tax, Depreciation and Amortisation (EBITDA). The Group was able to turn the first quarter GBP81 million EBITDA loss into GBP10 million positive EBITDA in the final quarter. This, combined with substantial improvements in working capital management achieved largely through an increased focus on cash collections from debtors and increased stock turns, enabled the Group to record two consecutive quarters of positive operating cash flow after capital expenditure but before exceptional items in the second half of the year in the Core business (Q3 GBP66 million; Q4 GBP86 million). This followed a total operating cash outflow after capital expenditure but before exceptional items in the Core of GBP124 million during the first half.


Outlook

Market conditions remain very tough and the Group expects a further contraction in market volumes and Group sales during the current financial year as telecom operators continue to maintain tight controls over capital expenditure.

In the near term, the continued low levels of capital expenditure are exacerbated by ongoing instability in the Middle East and the impact of the SARS virus in APAC (particularly China). As a result, the Group expects sales to fall below GBP400 million during the first quarter ending 30 June 2003. Whilst the Group plans to make further progress in reducing its cost of goods sold and operating costs, the expected lower volume of sales will have an adverse impact on gross margin during the period.

The Group monitors its sales forecasts on a weekly basis and will continue to take all actions necessary to align its cost base to projected sales volumes. The Group is now targeting to reach a gross margin run-rate of at least 27 per cent of sales during the current financial year, at the top end of its previously disclosed target range. In addition, the Group will continue to initiate cost saving actions during the year in order to reduce its annualised operating cost run-rate to below GBP425 million by March 2004. In this way, the Group is targeting to reduce the level of sales required to reach operating breakeven (EBITA) to around GBP1.5 billion per annum. The Group's target gross margin and operating cost run-rates relate to Marconi's Core business world-wide. This includes all three of the Group's main US businesses (BBRS, OPP and North American Access) but excludes the impact of activities which remain in the former Capital division (eg Mobile-UMTS) and which will be reported as "Other" from the period ending 30 June 2003. The Group today announced that it is initiating steps to close UMTS. The Group will continue to seek buyers for this business during the closure process.

The Group plans to achieve the targeted cost savings through a combination of headcount and other cost reduction initiatives such as product cost reductions and savings in third party professional spend. The Group expects that headcount will have declined to approximately 13,000 employees by the end of March 2004 and already has plans and proposals to reduce headcount to a level of approximately 13,500 employees.

The Group expects to incur exceptional non-operating cash outflows of approximately GBP100 million during the year in relation to its ongoing operational restructuring. Approximately half of this amount will arise from the utilisation of provisions previously created through exceptional charges to cover onerous leases and the reorganisation of the Group's manufacturing operations. In addition during the first quarter of the financial year, the Group will incur further exceptional non-operating cash costs in relation to its financial restructuring: GBP340 million cash distribution to creditors, GBP35 million cash payment in settlement of ESOP claims and a further GBP15 million of advisor fees and other related costs to complete the Restructuring, which were accrued at 31 March 2003.

However, off-setting these exceptional cash outflows in the current financial year, the Group is targeting to achieve a positive operating cash inflow through further improvements in operating performance and some contribution from working capital. Reductions in working capital will be driven mainly by further improvements to inventory management and, to a lesser extent, through the Group's continued focus on improvements in its debtor and creditor day ratios.

As a result of the Restructuring and the substantial decrease in gross debt, the Group's interest burden will be significantly reduced to around GBP70 million per annum from the year ending 31 March 2005. This comprises mainly 8 per cent cash interest payable on GBP450 million of new Senior Notes and 10 per cent interest if paid in cash on GBP306 million of new Junior Notes as well as some interest payable on the Group's bilateral debt. Marconi has the option to pay interest in cash at 10 per cent or in kind (PIK) at 12 per cent on the new Junior Notes and will take this decision and make the necessary notifications on a quarterly basis. Interest on the new Senior and Junior Notes is payable quarterly in July, October, January and April and began to accrue from 1 May 2003. The Group expects interest paid to be partially offset by modest amounts of interest received on its cash balances. During the year ending 31 March 2004, the Group expects net interest payable to amount to approximately GBP40 million.


Summary Group Financials


Summary Profit & Loss

The Group (excluding Group share of joint ventures) recorded total sales for the year ended 31 March 2003 of GBP2,002 million (FY02 GBP4,310 million), gross profit (before exceptional items) of GBP408 million (FY02 GBP1,057 million) and operating loss of GBP729 million (FY02 GBP6,115 million). Operating loss (before goodwill amortisation and exceptional items) was GBP308 million (FY02 GBP474 million). Sales from non-Core businesses (Capital and Discontinued Operations) reduced to GBP4 million in the final quarter (Q4 02 GBP211m) as a result of business disposals.

Goodwill amortisation amounted to GBP104 million (FY02 GBP431 million).

Operating exceptional items (excluding Group share of joint ventures) totalled some GBP317 million. Of this amount, GBP195 million related to the Group's ongoing operational restructuring and GBP103 million to the Group's financial restructuring process. Group operating loss (excluding joint ventures) amounted to GBP729 million (FY02 GBP6,115 million).

The Group recorded a net non-operating exceptional gain of GBP141 million (FY02 GBP838 million). The main non-operating exceptional item was a GBP123 million release from provisions following the settlement of the ESOP derivative claims, which became effective on 19 May 2003. This is recorded as a non operating exceptional as the original charge for these share options was recorded as a de-merger cost in the year ended 31 March 2000. A GBP5 million loss on disposal of discontinued operations and a GBP26 million net gain on disposal of fixed assets and investments in continuing operations were also included in the net non-operating exceptional gain.

In addition, the Group wrote down investments totalling GBP40 million including Arraycom and Bookham.

Marconi Corporation plc recorded a GBP315 million write-off of funding receivables from Marconi plc in the context of the Restructuring (FY02 nil). Net interest payable amounted to GBP242 million during the year (FY02 GBP244 million). Of this amount, GBP115 million related to accrued but unpaid interest on the Group's bond and bank debt which was subsequently included in the Scheme claims.

Group loss after taxation amounted to GBP1,143 million (FY02 GBP6,075 million) following a current tax credit of GBP185 million (FY02 tax charge GBP210 million). The tax credit arose mainly from the release of tax provisions established in prior years.



Summary Group Cash Flow

Total cash flow improved significantly in the second half of the year when the Group recorded two consecutive quarters of positive cash inflow (Q3 GBP37 million; Q4 GBP44 million) following an outflow of GBP132 million during the first half notwithstanding the net receipt of GBP387 million of cash proceeds from business disposals. This improvement was driven by operating cash inflows after capital expenditure but before exceptional items in the Core business and reduced outflows in non-Core businesses, a slight reduction in the quarterly run-rate of exceptional cash costs for restructuring, and the reduced level of cash interest paid on the Group's syndicate bank and bond debt as a result of the Restructuring. Marconi also received a tax refund of GBP45 million during the third quarter and approximately GBP44 million of cash proceeds mainly from the disposal of its stake in Ultramast during the final quarter.

Marconi achieved the improvement in Core operating cashflow mainly as a result of the sequential reduction in Core operating losses (before goodwill amortisation and exceptionals) and significant improvements in working capital management. Reductions in working capital contributed GBP202 million to operating cash flow during the year, GBP172 million of which was generated in the second half. This was driven largely by improved cash collections through better management of overdue debts and the reduction in Core net debtor days from 107 in September 2002 to 94 in March 2003. Improved management and utilisation of inventory was also a significant contributor to cash generation with Core net stock turns increasing throughout the year from 4 in March 2002 to
7.1 in March 2003.

Summary Balance Sheet

Marconi Corporation plc's total cash balance at 31 March 2003 amounted to GBP1,158 million (31 March 2002 GBP1,361 million). When adjusted to reflect the subsequent payment of GBP340 million to the Group's creditors in the context of the Restructuring and the payment of GBP35 million to the Group's ESOP derivative providers, this is reduced on a pro forma basis to GBP783 million. Approximately GBP297 million of this amount represented restricted balances relating to cash collateral on performance bonds (GBP177 million) and "trapped" cash mainly held within the Group's subsidiaries and joint ventures (GBP120 million). Gross debt, on a pro forma basis, amounted to approximately GBP808 million comprising $717 million (GBP450 million) Senior Notes, $487 million (GBP306 million) Junior Notes and approximately GBP52 million of bilateral debt. Gross debt at 31 March 2003 prior to Restructuring amounted to GBP4,775 million, consisting of debt external to Marconi plc and Marconi Corporation plc of GBP3,987 million, Marconi Corporation bonds of GBP385 million held by a subsidiary of Marconi plc, and amounts due by Marconi Corporation plc to Marconi plc and its subsidiaries of GBP403 million.

Provisions for liabilities and charges amounted to GBP300 million, a decrease of GBP156 million compared to GBP456 million at 30 September 2002. The reduction related mainly to the utilisation and release of share option provisions arising from the ESOP settlement and the de-listing of Marconi plc. The balance remaining at 31 March 2003 related mainly to warranties and contract guarantees, business restructuring, litigation, industry injury and business disposals. On a pro forma basis, provisions are GBP265 million at 31 March 2003 following the settlement of the ESOP derivative for GBP35 million on 19 May 2003.

In addition, provisions for retirement benefits, under accounting standard FRS17, amounted to GBP353 million, reduced from GBP439 million at 30 September 2002 as a result of revisions to certain underlying actuarial assumptions and reduced experience losses. The recently completed tri-annual valuation of the Group's largest pension scheme, the UK plan, which accounted for GBP195 million of the deficit under FRS17 at 31 March 2003, showed the plan as at 5 April 2002 to be 100 per cent funded on an on-going basis and between 115-119 per cent funded on a minimum funding requirement basis.

Overall, on a pro forma basis at 31 March 2003, the Group has positive net assets of GBP400 million (actual GBP3,332 million net liabilities).

ENDS/...

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This Press Release contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its business plan and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified certain important factors that may cause actual results to differ materially from those contained in these forward-looking statements or in the press releases of Marconi plc dated August 29, 2002, December 16, 2002 and March 15, 2003. Other such factors are described in Marconi's Form 20-F annual report and Form 6-K reports filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



Consolidated Profit and Loss Account

                                                     Year to       Year to
                                               31 March 2003      31 March
                                                                      2002
                                       Note      GBP million   GBP million

Turnover

Continuing operations                                  1,914         2,906
Discontinued operations                                   88         1,404
Group                                                  2,002         4,310

Share of joint ventures                                    -           257
                                                  ----------    ----------
                                          3            2,002         4,567
                                                  ----------    ----------
Operating loss

Group operating loss
   Excluding goodwill amortisation                      (308)         (474)
   and exceptional items
   Goodwill amortisation                                (104)         (431)
   Operating exceptional items            4             (317)       (5,210)
                                                        (729)       (6,115)
   Continuing operations                                (723)       (6,153)
   Discontinued operations                                (6)           38
                                                        (729)       (6,115)

Share of operating (loss)/profit of
joint ventures
   Excluding goodwill amortisation                        (8)           11
   and exceptional items
   Goodwill amortisation                                   -            (2)
   Operating exceptional items            4              (32)           (6)
                                                         (40)            3
                                                    ----------    ----------
                                                        (769)       (6,112)

Group and joint venture operating
loss before goodwill amortisation and
exceptional items                         3             (316)         (463)


Share of operating loss of
associates
   Excluding goodwill amortisation                       (27)           (1)
   and exceptional items
   Goodwill amortisation                                 (10)           (7)
   Goodwill impairment                                   (27)            -
   Operating exceptional items            4              (25)         (173)
                                                         (89)         (181)
                                                    ----------    ----------
Total operating loss                      3             (858)       (6,293)

Non-operating exceptional items
   (Loss)/gain on disposal of                             (5)          358
   discontinued operations
   Loss on disposal of fixed assets
   and investments
   in continuing operations                               26           189
   Merger/demerger items                                 123           291
   Group share of associates'                             (3)            -
   non-operating exceptional items
                                          4              141           838

Amounts written off investments           4              (40)         (200)

Write off of funding receivable from      4             (315)            -
Marconi plc

Net interest payable                      5             (242)         (244)

Net finance (expenditure)/income          6              (14)           34

Loss on ordinary activities before
taxation
   Excluding goodwill amortisation                      (599)         (674)
   and exceptional items
   Goodwill amortisation and                            (729)       (5,191)
   exceptional items
                                          3           (1,328)       (5,865)
Tax credit/(charge) on loss on
ordinary activities
   Excluding tax on goodwill                             107            21
   amortisation and exceptional
   items
   Tax on goodwill amortisation and                       78          (231)
   exceptional items
                                          7              185          (210)

Loss on ordinary activities after                     (1,143)       (6,075)
taxation
Equity minority interests                 8               (1)           (1)
                                                    ----------    ----------
Loss on ordinary activities                           (1,144)       (6,076)
attributable to the equity
shareholders and retained loss for
the financial year
                                                       ======        ======
Basic and diluted loss per share         10            (39.9p)      (212.0p)
Loss per share excluding goodwill
amortisation and exceptional items       10            (17.2p)       (22.8p)




Balance Sheet



                                      31 March 2003     31 March 2002
                                        GBP million       GBP million

Fixed Assets
Goodwill                                       597              877
Tangible assets                                243              522
Investments:
     Joint ventures
     Share of gross assets                      17               71
     Share of gross liabilities                (14)             (11)

                                                 3               60
     Associates                                 44              137
     Other investments                          16               53

                                                63              250
                                        ----------       ----------
                                               903            1,649
                                        ----------       ----------
Current Assets
Stocks and contracts in                        234              720
progress
Debtors : amounts falling due                  581            1,410
within one year
Debtors : amounts falling due                   32               94
after more than one year
Investments                                      -               15
Cash at bank and in hand                     1,158            1,361
                                        ----------       ----------
                                             2,005            3,600

Creditors: amounts falling                  (5,541)          (4,356)
due within one year
                                        ----------       ----------
Net current liabilities                     (3,536)            (756)
                                        ----------       ----------

Total assets less current                   (2,633)             893
liabilities

Creditors: amounts falling                     (46)          (2,278)
due after more than one
year
Provisions for liabilities                    (300)            (505)
and charges
                                        ----------       ----------

                                            (2,979)          (1,890)
Net liabilities before
retirement benefit surpluses and
deficits
Retirement benefit scheme                        -               19
surpluses
Retirement benefit scheme                     (353)            (145)
deficits
                                         ----------        ----------


Net liabilities after retirement            (3,332)          (2,016)
benefit surpluses and deficits
                                             =====            =====



Capital and reserves
Called up share capital                        143              143
Share premium account                          700              700
Capital reserve                                  9                9
Profit and loss account                     (4,187)          (2,880)
                                         ----------       ----------
Equity shareholders' interests              (3,335)          (2,028)
Equity minority interests                        3               12
                                         ----------       ----------
                                            (3,332)          (2,016)
                                             =====            =====




Consolidated Cash Flow Statement


                                            Year to          Year to
                                      31 March 2003    31 March 2002
                              Note      GBP million      GBP million

Net cash inflow from            12                8               10
operating activities before
exceptional items

Exceptional cash flows from      4             (329)            (368)
operating activities

Net cash outflow from                          (282)            (409)
operating activities after
exceptional items -
continuing operations

Net cash (outflow)/inflow                       (39)              51
from operating activities
after exceptional items -
discontinued operations

Net cash outflow from                          (321)            (358)
operating activities after
exceptional items

Dividends from joint                              -               29
ventures and associates
Returns on investments and                     (164)            (253)
servicing of finance

Tax repaid/(paid)                                31              (13)

Capital expenditure and                         (30)            (196)
financial investment

Acquisitions and disposals                      433              995
                                         ----------       ----------

Cash (outflow)/inflow before                    (51)             204
use of liquid resources and
financing

Net cash (outflow)/inflow                      (159)             186
from management of liquid
resources

Net cash (outflow)/inflow                       (40)           1,034
from financing
                                         ----------       ----------
(Decrease)/increase in cash
and net bank balances
repayable on demand                           (250)           1,424
                                              =====            =====




Reconciliation of Net Cash Flow to Movements in Net Monetary Debt

                                                 Year to       Year to
                                           31 March 2003      31 March
                                                                  2002
                                   Note      GBP million   GBP million

(Decrease)/increase in cash and
net bank balances repayable on
demand                                              (250)        1,424

Net cash outflow/(inflow) from                       159          (186)
management of liquid resources

Net cash outflow/(inflow) from
decrease/(increase) in debt and
lease financing                                       40        (1,034)
                                               ----------    ----------
Change in net monetary debt                          (51)          204
resulting from cash flows

Net debt disposed/(acquired) with                     24            (3)
subsidiaries

Other non-cash changes                              (364)          242

Effect of foreign exchange rate                      109             4
changes
                                              ----------    ----------
Movement in net monetary debt in                    (282)          447
the year

Net monetary debt at 1 April                      (3,335)       (3,782)
                                              ----------    ----------
Net monetary debt at the end of      11           (3,617)       (3,335)
the year
                                                   =====         =====


Consolidated Statement of Total Recognised Gains and Losses



                                           Year to          Year to
                                     31 March 2003    31 March 2002
                                       GBP million      GBP million

(Loss)/profit on ordinary
activities attributable to the
shareholders
   Group                                    (1,049)          (5,902)
   Share of joint ventures                     (40)               9
   Share of associates                         (55)            (183)
                                            (1,144)          (6,076)

Listed fixed asset investments:                  -              (30)
deficit due to movement in share
price

Unrealised gain on exchange of                   -                9
businesses

Exchange differences on                        103              (67)
translation: Group

Tax charge on exchange                           -                -
differences

Actuarial loss recognised on
retirement benefit schemes
   Difference between the expected            (178)            (277)
   and actual return on scheme
   assets

   Experience gains on scheme                    7                9
   liabilities

   Changes in assumptions                      (98)             (83)
   underlying the present value of
   scheme liabilities - losses
                                              (269)            (351)

Tax credit on net retirement
benefit items debited in the
statement of total
recognised gains and losses                      -               68
                                        ----------       ----------
Total recognised gains and losses           (1,310)          (6,447)
                                             =====            =====


Reconciliation of Movements in Equity Shareholders' Interests



                                           Year to          Year to
                                     31 March 2003    31 March 2002
                                       GBP million      GBP million

Total recognised gains and losses           (1,310)          (6,447)
Group share of associates' shares                3                -
to be issued
                                        ----------       ----------
Total movement in the year                  (1,307)          (6,447)

Equity shareholders' interests at 1         (2,028)           4,419
April

Equity shareholders' interests at           (3,335)          (2,028)
the end of year


Notes to the preliminary announcement

1 Restructuring

On 19 May 2003, the restructuring of the Group was completed and the Schemes of Arrangement for Marconi plc and Marconi Corporation plc became effective. Marconi Corporation plc is now the holding company for the group and Marconi plc has no interest in the group.

As a consequence of the restructuring, Marconi Corporation plc is now the holding company of the Group and the balance sheet and financial condition of the Group has improved with GBP4,828 million of debt and creditors affected by the scheme. The Group now has pro forma net assets of GBP400 million and pro forma net debt of GBP25 million.

The illustrative proforma impact of the restructuring on the net assets of the Group as at 31 March 2003 is set out below:


                        31 March 2003
                                            (i)         (ii)            (iii)
                                                                                   Pro forma
                          GBP million GBP million  GBP million      GBP million  GBP million

Fixed Assets
Goodwill                          597                                                    597
Tangible assets                   243                                                    243
Investments:
   Joint ventures
      Share of                     17                                                     17
      gross
      assets

      Share of                    (14)                                                   (14)
      gross
      liabilities
                                    3            -            -               -            3

   Associates                      44                                                     44
   Other investments               16                                                     16

                                   63            -            -               -           63
                              -------                                                -------
                                  903            -            -               -          903
                              -------                                                -------

Current Assets
Stocks and contracts              234                                                    234
in progress

Debtors : amounts
falling due within one
year                              581                                                    581

Debtors : amounts
falling due after more
than one year                      32                                                     32


Investments                         -                                                      -

Cash at bank and in             1,158                      (340)            (35)         783
hand
                              -------      -------      -------         -------      -------
                                2,005            -         (340)            (35)       1,630

Creditors: amounts
falling due within one
year                           (5,541)       4,828                                      (713)
                              -------      -------      -------         -------      -------
Net current                    (3,536)       4,828         (340)            (35)         917
(liabilities) /
assets                        -------      -------      -------         -------      -------

Total assets less              (2,633)       4,828         (340)            (35)       1,820
current liabilities

Creditors: amounts
falling due after more
than one year                     (46)                     (756)                        (802)

Provisions for                   (300)                                       35         (265)
liabilities and
charges                        -------      -------      -------         -------      -------

Net assets before
retirement benefit
surpluses and
deficits                       (2,979)       4,828       (1,096)              -          753

Retirement benefit               (353)                                                  (353)
scheme deficits                -------      -------      -------         -------      -------

Net assets after
retirement benefit
surpluses and
deficits                       (3,332)       4,828       (1,096)              -          400
                                  ===          ===         ====             ===          ===


        The pro forma consolidated net assets reflects, only, the illustrative impact of the Scheme of Arrangement and ESOP derivative settlement as if they were effective at the balance sheet date.

        (i) Borrowings and creditors are reduced by GBP4,828 million as a result of the scheme. This includes gross debt of GBP3,935 million previously reported as external gross debt to be schemed, plus GBP385 million of bonds held by a subsidiary of Marconi plc plus GBP403 million of amounts owed to Marconi plc and its subsidiaries. In addition to Marconi Corporation plc gross debt of GBP4,723 million, accrued interest of GBP117 million, other creditors of GBP33 million and capitalised loss on swaps of GBP45 million have been adjusted.

        Of the above balances, GBP4,815 million is specifically schemed and is offset by share premium arising in new shares issued by Marconi Corporation plc. The balance of GBP13 million arises as a direct result of the scheme and has been taken to the profit and loss account. This mainly includes waived balances, capitalised swap loss and foreign exchange differences.

        (ii) In consideration for the Scheming of borrowings and creditors, Marconi Corporation plc has paid GBP340 million of cash, issued new loans of GBP756 million, valued at the exchange rate on the record date, and issued 1 billion 5p new shares. Share premium of GBP3,670 million amounting to the difference between the balances schemed of GBP4,815 million and consideration issued of GBP1,145 million, arose on the issue of new shares.

        (iii) On 19 May 2003, the ESOP derivative settlement became effective and GBP35 million was paid to the ESOP derivative banks.

2 Accounting policies

On 19 May 2003, the restructuring of the Group was completed and the Schemes of Arrangement for Marconi plc and Marconi Corporation plc became effective. As a consequence of the restructuring, Marconi Corporation plc is now the holding company of the Group and its shares were listed on the London Stock Exchange on 19 May 2003. In preparing the financial information set out herein Marconi Corporation plc has applied the accounting policies of Marconi plc as set out in the Annual Report and Accounts for the year ended 31 March 2002. No change has been made to the accounting policies adopted by Marconi plc since that date.

3 Principal activities, (loss)/profit contributions, markets and net assets/ (liabilities) employed


Analysis of results and net assets/(liabilities) by class of business
                   (Loss)/profit before tax                  Turnover                      Net assets/(liabilities)
                      Year to          Year to          Year to          Year to
                31 March 2003    31 March 2002    31 March 2003    31 March 2002        31 March 2003    31 March 2002
                  GBP million      GBP million      GBP million      GBP million          GBP million      GBP million

Network                  (259)            (464)           1,131            1,804    )             205              607
equipment
Network                    52               35              743              969    )
services
Other                     (56)             (64)              (7)             (32)                   3                8
(including
intra-activity
sales)                  ------           ------           ------           ------               ------           ------
                         (263)            (493)           1,867            2,741                  208              615

Joint                      (8)              11                -              257                    3               60
Ventures

Capital                   (43)             (85)              47              165                  (33)              54
                       ------           ------           ------           ------               ------           ------
Continuing               (314)            (567)           1,914            3,163                  178              729
operations

Discontinued               (2)             104               88            1,404                    -              196
operations
                        ------           ------           ------           ------               ------           ------
                         (316)            (463)           2,002            4,567                  178              925
                                                         ------           ------
Goodwill                 (104)            (433)                                                   597              877
amortisation
Operating                (349)          (5,216)
exceptional
items (note 4)
                       ------           ------
                         (769)          (6,112)

Associates                (89)            (181)                                                    44              137
                       ------           ------
Operating                (858)          (6,293)
loss

Non-operating             141              838
exceptional
items (note 4)

Amounts                   (40)            (200)
written off
investments
(note 4)

Write off of             (315)               -
funding
receivable
from Marconi
plc (note 4)

Net interest             (242)            (244)                                                (3,198)          (3,238)
payable and
interest
bearing assets
and
liabilities

Net finance               (14)              34
(expenditure)/
income

Unallocated                                                                                      (550)            (636)
net liabilities

Non-interest
bearing
amounts owing
to Marconi plc
companies not
in Marconi
Corporation                                                                                      (403)             (81)
plc Group
                       ------           ------                                                 ------           ------
                       (1,328)          (5,865)                                                (3,332)          (2,016)
                         ====             ====                                                   ====             ====


The Group has divided its business into two segments: Core and Capital.

The Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, providers of Internet services for their public networks and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network equipment, Network services and Other.

Capital comprises the businesses the Group manages for value and ultimately for disposal.

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 6 years.

The net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Sales by Group companies to joint ventures and associates amounted to GBP23 million (31 March 2002 GBP40 million). Purchases from joint ventures and associates amounted to GBPnil (31 March 2002 GBP14 million).

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.





Analysis of turnover by class of business

                   To customers in the United         To customers overseas
                           Kingdom
                      Year to          Year to          Year to          Year to
                31 March 2003    31 March 2002    31 March 2003    31 March 2002
                 GBP million       GBP million      GBP million      GBP million

Network                   228              355              903            1,449
equipment

Network                   265              367              478              602
services

Other                       1                1               (8)             (33)
(including
intra-activity
sales)
                       ------           ------           ------           ------
                          494              723            1,373            2,018

Capital and                 7              271               40              151
Joint
Ventures
                       ------           ------           ------           ------
Continuing                501              994            1,413            2,169
operations

Discontinued               11               90               77            1,314
operations
                       ------           ------           ------           ------
                          512            1,084            1,490            3,483
                         ====             ====             ====             ====



Analysis of turnover by territory of destination
                                                        Year to          Year to
                                                  31 March 2003    31 March 2002
                                                    GBP million      GBP million

United                                                      512            1,084
Kingdom

The Americas                                                606            1,760

Rest of                                                     558            1,151
Europe

Africa, Asia                                                326              572
and
Australasia
                                                       --------         --------
                                                          2,002            4,567
                                                           ====             ====

Analysis of operating loss before goodwill amortisation and exceptional items, turnover and net assets/(liabilities) by territory of origin


                       Operating Loss                       Turnover                Net assets/(liabilities)
                     Year to          Year to          Year to          Year to            31    31 March 2002
               31 March 2003    31 March 2002    31 March 2003    31 March 2002    March 2003
                 GBP million      GBP million      GBP million      GBP million   GBP million      GBP million

United                   (95)            (249)             703            1,328           234              353
Kingdom

The                      (42)            (166)             609            1,842            92              154
Americas

Rest of                 (153)             (28)             544            1,079          (128)             386
Europe

Africa, Asia             (26)             (20)             146              318           (20)              32
and
Australasia
                     -------          -------          -------          -------       -------          -------
                        (316)            (463)           2,002            4,567           178              925
                        ====             ====             ====             ====          ====             ====

4 Exceptional items

These charges have been analysed as follows:

a Operating exceptional items


                                              Year to          Year to
                                        31 March 2003    31 March 2002
                                          GBP million      GBP million

Stock write-downs and related    (i)                -             (672)
costs
Restructuring costs              (ii)             (21)            (158)
                                              -------          -------

Included in cost of sales                         (21)            (830)
                                              -------          -------

Impairment of goodwill, fixed    (iii)            (36)          (3,831)
assets and investments

Restructuring and                (iv)            (277)            (324)
reorganisation costs

Systems implementation credits/  (v)                7              (75)
(costs)

Releases/(charges) in respect    (vi)              10             (150)
of doubtful debts
                                              -------          -------

Included in administrative                       (296)          (4,380)
expenses
                                              -------          -------

Group operating exceptional                      (317)          (5,210)
items

Share of joint ventures'         (vii)            (32)              (6)
operating exceptional items
                                              -------          -------
Total operating exceptional                      (349)          (5,216)
items (excluding associates)                  -------          -------



    (i) In the year ended 31 March 2002 the stock write-downs and related costs charged to cost of sales in the year included GBP581 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and GBP91 million in respect of supplier commitments.

    (ii) In the year ended 31 March 2003 GBP21 million was charged to restructuring costs. This relates mostly to additional net payments to Jabil Circuit Inc. arising in the year. In the year ended 31 March 2002 restructuring costs classified within cost of sales includes a charge of GBP127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil Circuit Inc. Under the terms of the agreement, payments of GBP77 million were made during the year, GBP19 million provided against stocks and GBP31 million expected to be paid in the future.

iii. -In light of declining industry and economic trends on its current and expected future operations, the Group reassessed the carrying values of goodwill, investments and tangible fixed assets. In the year ended 31 March 2003 investments and tangible fixed assets, excluding those businesses affected by restructuring, were together impaired by GBP31 million (31 March 2002 GBP154 million). Goodwill has not been impaired in the year ended 31 March 2003.

     In the year ended 31 March 2002, as a consequence of the more uncertain sales outlook and more conservative future assessment of future growth prospects of acquired businesses the Group recorded an exceptional charge of GBP3,677 million to write down goodwill.

     The remaining amount included within impairments in the year ended 31 March 2003 is a charge of GBP5 million which relates to onerous contracts representing certain liabilities to which the Group is committed as a result of the operational restructuring. This includes liabilities, relating to equipment leasing contracts and supply contracts under which it has been agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size.

    (iv) As part of the Group's cost reduction actions, a charge of GBP277 million (31 March 2002 GBP324 million) was recorded during the year ended 31 March 2003. This includes GBP103 million for the costs of the financial restructuring, GBP128 million for employee severance, GBP40 million credit for share option lapses and releases of provisions and other creditors due to the de-listing of Marconi plc shares. The balance is for site rationalisation and other restructuring costs.

    The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring and the other restructuring costs represent various other costs associated with the restructuring programme.

    (v) During the year ended 31 March 2002 the Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. The
    GBP75 million charge represents GBP43 million of capitalised external consultancy costs associated with the implementation, GBP24 million of hardware and software costs expensed, and GBP8 million of other associated costs of the project. During the year ended 31 March 2003, the Group was able to revise its previous estimate of the overall costs leading to the release of GBP7 million from the amounts accrued in the year to 31 March 2002.

    (vi) In light of the declining market and economic trends the Group was experiencing, an exceptional provision against bad and doubtful debts of GBP150 million was charged during the year ended 31 March 2002. Of this amount, GBP10 million was reassessed and released to the profit and loss account in the year to 31 March 2003.

    (vii) During the year the Group has also recorded its GBP32 million share of the operating exceptional charges of its joint ventures. Of this, GBP31 million related to the impairment of intangible fixed assets in Ultramast Ltd and GBP1 million related to restructuring charges within Plessey Holdings Limited.



Analysis by segment

                                             Year to          Year to
                                       31 March 2003    31 March 2002
                                         GBP million      GBP million

Network equipment & services                    (329)          (1,312)
Other                                             34             (104)
Goodwill impairment                                -           (3,544)
                                             -------          -------
                                                (295)          (4,960)

Capital (including joint ventures)               (53)             (82)
Goodwill impairment                                -             (133)
                                             -------          -------
Continuing operations                           (348)          (5,175)
Discontinued operations                           (1)             (41)
                                             -------          -------
                                                (349)          (5,216)
                                                ====             ====

United Kingdom                                  (182)            (823)
The Americas                                    (115)            (407)
Rest of Europe                                   (41)            (282)
Africa, Asia and Australasia                     (11)             (27)
                                             -------          -------
                                                (349)          (1,539)

Goodwill impairment                                -           (3,677)
                                             -------          -------
                                                (349)          (5,216)
                                                ====             ====

b Associates' operating exceptional items

The Group has recorded its GBP25 million share (31 March 2002 GBP173 million) of the operating exceptional charges of its associates, being in respect of Easynet Group Plc. These charges related to impairment of goodwill and tangible fixed assets, and restructuring and reorganisation costs.


c Non-operating exceptionals
                                              Year to          Year to
                                        31 March 2003    31 March 2002
                                          GBP million      GBP million

(Loss)/gain on disposal of    (i)                  (5)             358
discontinued operations
(Loss)/gain on disposal of
fixed assets and
investments
in continuing operations      (ii)                 26              189

Merger/demerger receipts      (iii)               123              291

Group share of associates'                         (3)               -
non-operating exceptional
items
                                              -------          -------
Included in non-operating                         141              838
exceptional items
                                                 ====             ====

    (i) The loss on disposal of discontinued operations results from the loss on disposal of Strategic Communications (GBP40 million) which was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals. In the year ended 31 March 2002 a gain of GBP358 million was made mainly relating to the disposal of the systems businesses (Medical, Commerce and Data Systems).

    (ii) The gain on disposals of subsidiaries and other fixed assets results from a GBP28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Group's 50 per cent share in General Domestic Appliances, GBP12 million gain on property disposals and a net GBP14 million charge relating to current and prior period disposals and business closures and other provision movements

    (iii) Merger / demerger receipts of GBP123 million for the year ended
    31 March 2003 related to the gain arising on the settlement of the ESOP derivative of GBP158 million previously recognised in provisions. This principal amount plus a further GBP11 million carried in net debt were settled for GBP35 million paid by Marconi Corporation on 19 May 2003. For the year ended 31 March 2002, the release of provisions related to demerger share options which arose due to the significant reduction in Marconi plc's share price and comprised two elements. GBP247 million related to a provision created in respect of the Marconi Launch Share Plan. A further GBP44 million was released relating to provisions in respect of other option schemes created at the time of the MES Transaction.

d Amounts written off investments

The write-down of some of the Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

e Write off of funding receivable from Marconi plc

As part of the restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with Marconi plc and its direct subsidiaries to reassign and waive some balances between the Marconi Plc group and the Marconi Corporation Plc group. In addition, Marconi Corporation plc has provided for amounts due to it from Marconi plc which are not considered to be recoverable due to the scheme.

f Exceptional cash flows


                                           Year to          Year to
                                     31 March 2003    31 March 2002
                                       GBP million      GBP million

Operating
   Restructuring costs                        (184)            (302)
   Systems implementation                      (17)             (48)
   costs
   Other                                      (128)             (18)
                                           -------
                                              (329)            (368)
                                           -------          -------
Non-operating
   Disposal of tangible fixed                   28              116
   assets

   Net sale of interests in
   subsidiary companies, joint
   ventures and associates                     433              995

                                           -------          -------
                                               461            1,111
                                           -------          -------

5 Net interest payable


                                           Year to          Year to
                                     31 March 2003    31 March 2002
                                       GBP million      GBP million

Interest receivable
Loans and deposits                              28               31
Other                                           17                9
                                           -------          -------
Interest receivable - total                     45               40
                                           -------          -------
Income from listed fixed asset                   1                2
investments
                                           -------          -------
Interest payable
   Bank loans and overdrafts                  (285)            (287)
   Loan capital                                 (1)              (1)
   Other                                        (3)               -
                                           -------          -------
Interest payable - total                      (289)            (288)
                                           -------          -------
Net interest payable - Group                  (243)            (246)
                                           -------          -------
Share of net interest receivable
/(payable) of joint ventures and
associates                                       1                2
                                           -------          -------
Net interest payable                          (242)            (244)
                                           -------          -------

6 Net finance (expenditure) / income



                                           Year to          Year to
                                     31 March 2003    31 March 2002
                                       GBP million      GBP million

Financing costs
   Syndicated loan fees                          -               (5)
   Interest on pension scheme                 (163)            (181)
   liabilities
   Loss on share option                         (2)               -
   derivative
   Loss on unhedged foreign                    (11)               -
   exchange borrowings
   Finance leases                                -               (1)
                                           -------          -------
Financing costs - total                       (176)            (187)
                                           -------          -------
Finance income
   Swap and Bond Amortisation                    5                -
   Expected return on pension                  157              221
   scheme assets
                                           -------          -------
Finance income - total                         162              221
                                           -------          -------
Net finance (expenditure) /                    (14)              34
income
                                           -------          -------

7 Tax

Tax (credit)/charge on loss on ordinary activities


                                          Year to           Year to
                                    31 March 2003     31 March 2002
                                      GBP million       GBP million

Current taxation
     Corporation tax 30% (31                    -                 -
     March 2002 30%)
     UK overprovision in respect             (155)              (18)
     of prior years
     Overseas tax                               -                51
     Overseas overprovision in                (30)              (15)
     respect of prior years
     Joint ventures and                         -                 4
     associates
                                          -------           -------
                                             (185)               22
                                          -------           -------
Deferred taxation
Changes arising from:
     Timing differences -                       -                67
     origination and reversal
     Estimated recoverable amount               -               121
     of deferred tax assets
                                                -               188
                                          -------           -------
                          Total              (185)              210
                                             ====              ====


Included in the tax on loss are the following amounts relating to exceptional items:


                                          Year to           Year to
                                    31 March 2003     31 March 2002
                                      GBP million       GBP million

Operating exceptional items                     -               (67)
Non-operating exceptional items               (78)              298
                                          -------           -------
                                              (78)              231
                                          -------           -------

8 Equity minority interests

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in subsidiaries which are not wholly owned by the Group.

9 Equity dividends

The Directors do not propose any dividends for the year ended 31 March 2003. No dividends were declared during the year to 31 March 2002.

10 Loss per share

Basic and diluted loss per share are calculated by reference to a weighted average of 2,866.3 million ordinary shares (31 March 2002 2,866.3 million ordinary shares) in issue during the period.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.

Reconciliation of loss per share excluding goodwill amortisation and exceptional items


                    Year to 31 March 2003         Year to 31 March 2002
                               Loss per share                Loss per share
                       Loss                          Loss
                GBP million            pence  GBP million            pence

Loss and basic       (1,144)           (39.9)      (6,076)          (212.0)
loss per share

Exceptional
items (note 4)
   Operating            349             12.1        5,216            182.0
   exceptional
   items

   Group share           25              0.9          173              6.0
   of
   associate's
   operating
   exceptional
   items

   Non-operating       (141)            (4.9)        (838)           (29.3)
   exceptional
   items

   Amount                40              1.4          200              7.0
   written off
   investments

   Write off            315             11.0            -                -
   funding
   receivable
   from Marconi
   plc

Taxation arising        (78)            (2.7)         231              8.1
on goodwill
amortisation and
exceptional
items (note 7)

Goodwill                141              4.9          440             15.4
amortisation and
impairment
                    -------          -------      -------          -------
                       (493)           (17.2)        (654)           (22.8)
                       ====             ====         ====             ====



11 Analysis of net monetary debt


                 At 1 April 2002  Cash flow      Acquisitions/  Other non-cash  Exchange rate  At 31 March
                                                     disposals       changes     adjustment         2003
                                               (excluding cash
                                               and overdrafts)

                   GBP million   GBP million     GBP million     GBP million    GBP million  GBP million
Cash at bank             1,296         (333)               -               -            (29)         934
and in hand

Overdrafts                (107)          83                -               -              2          (22)
                                       (250)

Liquid                      65          159                -               -              -          224
resources

Amounts falling
due within one
year
   Bank loans           (2,288)          59               22            (115)           149       (2,173)
   Debenture               (32)           -                -              31              1            -
   loans

   Bonds                     -            -                -          (2,150)             3       (2,147)
   Finance                  (9)           1                2               6              -            -
   leases

   Loans from             (288)         (24)               -             (70)           (21)        (403)
   Marconi plc
   and fellow
   subsidiaries
   of Marconi
   plc

   Loans to                207            -                -            (207)             -            -
   Marconi plc
   and fellow
   subsidiaries
   of Marconi
   plc

Amounts falling
due after more
than one year
   Bank loans              (32)           4                -              (6)             4          (30)
   Bonds                (2,147)           -                -           2,147              -            -
                                         40
                       -------      -------          -------         -------        -------      -------
                        (3,335)         (51)              24            (364)           109       (3,617)
                          ====         ====             ====            ====           ====         ====


The reclassification of the Bonds reflects that, following non-payment of interest in March 2003, the Group believes that the Bonds were repayable on demand as at 31 March 2003.

The non-cash movement in bank loans results from the settling of an interest rate swap, an ESOP swap and a derivative loan by way of an increase in the group's borrowings. The non-cash movement in loan due from and to Marconi plc mainly results from the impact of the scheme.

Bank loans of GBP2,173 million, bonds of GBP2,147 million and amounts due to Marconi plc and fellow subsidiaries of GBP403 million are either schemed or waived as described in note 1.

12 Net cash inflow/(outflow) from operating activities


Year to 31 March 2003     Continuing       Discontinued          Total
                         GBP million        GBP million    GBP million

Group operating loss            (724)                (5)          (729)
after exceptionals
Operating exceptionals           316                  1            317
                             -------            -------        -------
Group operating loss            (408)                (4)          (412)
before exceptionals

Depreciation charge              131                  4            135
Goodwill amortisation            104                               104
                                                      -
Decrease/(increase) in           249                (16)           233
stock

Decrease in debtors              108                 71            179

Decrease in creditors           (136)               (95)          (231)

Increase/(decrease) in             1                 (1)             -
provisions
                             -------            -------        -------
                                  49                (41)             8
                                ====               ====           ====

Year to 31 March 2002     Continuing       Discontinued          Total
                         GBP million        GBP million    GBP million

Group operating (loss) /      (6,153)                38         (6,115)
profit after
exceptionals

Operating exceptionals         5,169                 41          5,210
                             -------            -------        -------
Group operating (loss) /        (984)                79           (905)
profit before
exceptionals

Depreciation charge              217                 28            245
Goodwill amortisation            406                 25            431
Decrease/(increase) in           115                (20)            95
stock
Decrease in debtors              554                 18            572
Decrease in creditors           (427)               (42)          (469)
Increase in provisions            31                 10             41
                             -------            -------        -------
                                 (88)                98             10
                                ====               ====           ====



13 Contingent liabilities

                                        31 March 2003    31 March 2002
                                          GBP million      GBP million



Contingent liabilities                             20               10
at year end
                                                 ====             ====


Litigation

Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the Directors, are not expected to have a materially adverse effect on the Group.

The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding. The Group is vigorously defending these cases, the estimated cost of which is disclosed above, and the Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows

Guarantees

At 31 March 2003, the Group had provided third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote.

14 Currency translation

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period end rates of exchange. Key rates used are as follows:


                         Average rates                Year-end rates
                    31 March         31 March    31 March    31 March
                        2003             2002        2003        2002

US dollar             1.5538           1.4324      1.5807      1.4240
Euro                  1.5499           1.6283      1.4486      1.6323
                        ====             ====        ====        ====

The differences arising from the restatement of profits and losses and the retranslation of the opening net assets/(liabilities) to period end rates are taken to reserves.

15 Other

The results for the years ended 31 March 2003 and 31 March 2002 do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 March 2003 (including comparatives) will be finalised and will be delivered to the Registrar of Companies following the Company's annual general meeting. The statutory accounts for the year ended 31 march 2002, which were single entity, not consolidated, accounts have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985.

16 Post balance sheet events

In addition to the events described in note 1, an IT outsourcing agreement was agreed in principle with CSC International Systems Management Inc in February 2003 and was signed 27 May 2003. Under the terms of the agreement tangible fixed assets with an approximate net book value of GBP17 million and 420 employees were transferred to CSC International Systems Management Inc. Consideration of GBP26 million will be received upon the disposal.



                            Marconi Corporation plc

                         Operating and Financial Review

           for the three months and twelve months ended 31 March 2003


Since completion of the Group's financial restructuring on 19 May 2003, Marconi Corporation plc (Marconi) has replaced Marconi plc as the parent company of the Group and the Group now consists of Marconi Corporation plc and its subsidiaries.

This Operating and Financial Review should be read in conjunction with the Group's Accounts and Notes to the Accounts for the year ended 31 March 2003.


Contents

       Section       Section
        No.

         1       Overview

         2       Recent Developments

         3       Outlook

         4       Basis of Preparation

         5       Application of Critical Accounting Policies

         6       Reporting Structure

         7       Results of Operations for the 3 and 12 Months to 31 March
                 2003
         7.1      -Core Business (to Operating Profit/(Loss)

         7.2      -Group Review (including Other Financial Items)

         8      Financial Condition at 31 March 2003
                 -Balance Sheet (actual and pro forma)

         9       Liquidity and Capital Resources

         9.1      -Net Debt

         9.2    -Cash Flow for the 3 and 12 Months to 31 March
                 2003

        10      Risk Management


FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its business plan and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified certain important factors that may cause actual results to differ materially from those contained in these forward-looking statements or in the press releases of Marconi plc dated August 29, 2002, December 16, 2002 and March 15, 2003. Other such factors are described in Marconi's Form 20-F annual report and Form 6-K reports filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OVERVIEW

Financial Restructuring

On 19 May 2003, the successful completion of the Group's financial restructuring ("Restructuring") took place when the schemes of arrangement for Marconi Corporation plc and Marconi plc ("Schemes") became effective. Marconi Corporation plc became the holding company of the Marconi Group and trading commenced in its shares, new senior and junior notes and warrants on the London Stock Exchange.

Further details on the Restructuring are contained in Marconi Corporation plc's Prospectus dated 31 March 2003.

Board

Following completion of the Restructuring, the Board of Marconi Corporation plc now comprises:
Executive Directors    Mike Parton       Chief Executive Officer
                       Mike Donovan      Chief Operating Officer
                       Chris Holden      Interim Chief Financial
                                         Officer

Non-Executive          John Devaney      Chairman
Directors
                       Kent Atkinson     Chairman of Audit Committee
                       Ian Clubb         Chairman of Remuneration
                                         Committee
                       Kathleen Flaherty
                       Werner Koepf

FY03 Core Operating Performance (before exceptional items)

The financial year was characterised by a continued deterioration in the market for telecommunications equipment and services, which translated into single-digit sales declines in the Group's Core business quarter on quarter throughout the period. Annual Core sales amounted to GBP1,874 million, a reduction of 32 per cent compared to the previous financial year (GBP2,773 million).

Against this market backdrop, Marconi has continued to take rapid and decisive actions in order to continuously re-align its cost base to the declining sales volumes. Over the year, the Group reported a seven percentage point increase in Core gross margin (before exceptional items) from 17.5 per cent of sales in the first quarter to 24.4 per cent in the final quarter, while operating costs (before goodwill amortisation and exceptional items) were reduced by 42 per cent from GBP1,092 million in the financial year ended 31 March 2002 to GBP636 million during the period. By the end of the financial year, the Group had reduced its annualised operating run-rate (before goodwill amortisation and exceptional items) to GBP490 million.

Core adjusted operating cash flow improved significantly during the year from an GBP81 million outflow in the first quarter to an GBP86 million inflow in the final quarter. This increase was mainly a result of the sequential reduction in Core adjusted operating losses (before goodwill amortisation and exceptional items) and significant improvements in working capital management. Reductions in working capital contributed GBP202 million to operating cash flow during the year, GBP172 million of which was generated in the second half. This was driven largely by improved cash collections through better management of overdue debts and the reduction in Core net debtor days from 107 in September 2002 to 94 in March 2003.


RECENT DEVELOPMENTS

On 27 May, Marconi announced the signature of a ten-year outsourcing agreement for the management of its internal information technology (IT) systems with Computer Sciences Corporation (CSC). Under the terms of the agreement, CSC will acquire the majority of the Group's IT assets for cash proceeds of approximately GBP26.3 million. The cash proceeds will be retained by Marconi and largely complete the permitted retention of the first GBP82 million of disposal proceeds previously agreed with the Group's creditors as part of the Restructuring. Marconi expects to pay GBP450 million to CSC for IT management services over the life of the agreement.



OUTLOOK


Market conditions remain very tough and the Group expects a further contraction in market volumes and Group sales during the current financial year as telecom operators continue to maintain tight controls over capital expenditure.

In the near term, the continued low levels of capital expenditure are exacerbated by ongoing instability in the Middle East and the impact of the SARS virus in APAC (particularly China). As a result, the Group expects sales to fall below GBP400 million during the first quarter ending 30 June 2003. Whilst the Group plans to make further progress in reducing its cost of goods sold and operating costs, the expected lower volume of sales will have an adverse impact on gross margin during the period.

The Group monitors its sales forecasts on a weekly basis and will continue to take all actions necessary to align its cost base to projected sales volumes. The Group is now targeting to reach a gross margin run-rate of at least 27 per cent of sales during the current financial year, at the top end of its previously disclosed target range. In addition, the Group will continue to initiate cost saving actions during the year in order to reduce its annualised operating cost run-rate to below GBP425 million by March 2004. In this way, the Group is targeting to reduce the level of sales required to reach operating breakeven (EBITA) to around GBP1.5 billion per annum. The Group's target gross margin and operating cost run-rates relate to Marconi's Core business world-wide. This includes all three of the Group's main US businesses (BBRS, OPP and North American Access) but excludes the impact of activities which remain in the former Capital division (eg Mobile-UMTS) and which will be reported as "Other" from the period ending 30 June 2003. The Group today announced that it is initiating steps to close UMTS. The Group will continue to seek buyers for this business during the closure process.

The Group plans to achieve the targeted cost savings through a combination of headcount and other cost reduction initiatives such as product cost reductions and savings in third party professional spend. The Group expects that headcount will have declined to approximately 13,000 employees by the end of March 2004 and already has plans and proposals to reduce headcount to a level of approximately 13,500 employees.

The Group expects to incur exceptional non-operating cash outflows of approximately GBP100 million during the year in relation to its ongoing operational restructuring. Approximately half of this amount will arise from the utilisation of provisions previously created through exceptional charges to cover onerous leases and the reorganisation of the Group's manufacturing operations. In addition during the first quarter of the financial year, the Group will incur further exceptional non-operating cash costs in relation to its financial restructuring: GBP340 million cash distribution to creditors, GBP35 million cash payment in settlement of ESOP claims and a further GBP15 million of advisor fees and other related costs to complete the Restructuring, which were accrued at 31 March 2003.

However, off-setting these exceptional cash outflows in the current financial year, the Group is targeting to achieve a positive operating cash inflow through further improvements in operating performance and some contribution from working capital. Reductions in working capital will be driven mainly by further improvements to inventory management and, to a lesser extent, through the Group's continued focus on improvements in its debtor and creditor day ratios.

As a result of the Restructuring and the substantial decrease in gross debt, the Group's interest burden will be significantly reduced to around GBP70 million per annum from the year ending 31 March 2005. This comprises mainly 8 per cent cash interest payable on GBP450 million of new Senior Notes and 10 per cent interest if paid in cash on GBP306 million of new Junior Notes as well as some interest payable on the Group's bilateral debt. Marconi has the option to pay interest in cash at 10 per cent or in kind (PIK) at 12 per cent on the new Junior Notes and will take this decision and make the necessary notifications on a quarterly basis. Interest on the new Senior and Junior Notes is payable quarterly in July, October, January and April and began to accrue from 1 May 2003. The Group expects interest paid to be partially offset by modest amounts of interest received on its cash balances. During the year ending 31 March 2004, the Group expects net interest payable to amount to approximately GBP40 million.

BASIS OF PREPARATION

Since completion of the Group's Restructuring on 19 May 2003, Marconi Corporation plc has replaced Marconi plc as the parent company of the Group and the Group now consists of Marconi Corporation plc and its subsidiaries. The major profit and loss differences between the consolidated results of Marconi Corporation plc and Marconi plc for the year ended 31 March 2003 were:

   -GBP9 million additional provision for Scheme costs

   -GBP28 million lower interest charge as Ancrane, a subsidiary of Marconi plc, held bonds issued by Marconi Corporation plc

   -GBP8 million foreign exchange credit due to hedging

   -GBP315 million of write-offs made by Marconi Corporation plc on balances with Marconi plc, which are eliminated on consolidation

The net difference on the Profit and Loss Account for the year ended 31 March 2003 was GBP342 million.

The major balance sheet differences between the consolidated financial position of Marconi Corporation plc and Marconi plc as at 31 March 2003 were:

   -cash of GBP3 million held by Marconi plc

   -GBP9 million additional provision for Scheme costs in Marconi plc

   -bonds of GBP385 million held by Ancrane in Marconi Corporation plc hence reducing Marconi plc group debt

   -GBP403 million of amounts owed to Marconi plc by Marconi Corporation Group which are eliminated on consolidation.

Throughout the period of Restructuring which has spanned the two financial years ended 31 March 2002 and 2003, the Group incurred significant exceptional items and recorded a significant impairment of goodwill. In order to present more clearly the underlying business in this Operating and Financial Review, management also presents and focuses its commentary on adjusted gross margins, operating losses and cash flows after removing the impact of these material items. These items are discussed under Other Financial Items on page 23 below. In addition, as explained under Reporting Structure on page 8, this Review focuses on the Core business. Tables to provide a reconciliation of Group results to Core results are set out in the Group Review on page 21.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Marconi's preliminary financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom
(UK). The preparation of the preliminary announcement requires the Group to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Directors base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Group believes that the following are some of the more critical judgement areas in the application of its accounting policies that affect the Group's financial position and results of operations.

The development and selection of these critical accounting estimates has been discussed with the Audit Committee and the Audit Committee has reviewed the Group's disclosure relating to it in this Operational and Financial Review.

Going Concern

As a result of the completion of the Restructuring on 19 May 2003 described above, the Directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future and have therefore used the going concern basis to prepare the statutory accounts.


Revenue Recognition

Revenue is recognised when all of the following conditions are satisfied 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

It is common for Marconi's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

Impairment of Long-Lived Assets

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):


-a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

-a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

-a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. In the year ended 31 March 2003 and 2002, Marconi recorded impairment charges in relation to tangible fixed assets of GBP74 million and GBP154 million, respectively. In the year ended 31 March 2002, Marconi recorded an impairment charge relative to goodwill of GBP3,677 million. The Group believes that its estimates of future cash flows are reasonable and no further goodwill impairments have been made in the year ended 31 March 2003.

Contingent Liabilities

Marconi is subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against Marconi relating to class shareholder actions and the conduct of its business, including those pertaining to patents, environmental, safety and health, employment and contractual matters. The Group is required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably to Marconi, the Group believes that the ultimate outcome of these matters will not have a material adverse effect on the results of operations or financial position or cash-flows of Marconi, except as discussed in Note 13 to the preliminary statement.

Pension and other Post-retirement Benefits

Pension and other post-retirement benefits costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While the Group believes that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability. Holding all other assumptions constant, a one-half percent increase or decrease in the discount rate would have increased or decreased the net loss for the year ended 31 March 2003 by approximately GBP6 million. Likewise, a one-half percent increase or decrease in the expected return on plan assets would have increased or decreased pre-tax loss for the year ended 31 March 2003 by GBP13 million.

In the year ended 31 March 2003, the Group charged the profit and loss account with GBP33 million of service cost (FY02: GBP54 million), settlement and curtailment gains of GBP54 million (FY02: operating gain GBP12 million), of which a GBP57 million credit is in non-operating exceptional items and GBP3 million debit in operating loss, and GBP6 million of net notional interest (FY02: gain GBP40 million) in respect of defined benefit schemes. As a result of an actuarial assessment in the last quarter of the year ended 31 March 2003, net actuarial gains and losses arising on pension assets and liabilities in the balance sheet of GBP269 million were charged to the statement of total recognised gains and losses for the year ended
31 March 2003 and GBP351 million for the year ended 31 March 2002. The comparative period for the year ended 31 March 2002 was based on actuarial and investment reviews carried out between 1 January 2002 and 31 March 2002.

Product Warranties

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. The Group believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If the Group were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Group's gross margins could be adversely affected.

REPORTING STRUCTURE

For financial reporting purposes until 31 March 2003, the Group divided its continuing operations into two segments: Core and Capital.

In this Operational and Financial Review, the Group focuses on the Core results as these are the ongoing elements of the business. Core is further analysed by business-type: Network Equipment, comprising Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant & Power (OPP) and Other Network Equipment; and Network Services comprising Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS).

Capital comprises businesses which Marconi manages for value and ultimately for disposal. During the year ended 31 March 2003, Capital included Marconi Applied Technologies until its disposal on 12 July 2002, Strategic Communications until its disposal on 2 August 2002, Infochain until its closure on 18 August 2002, Online until its disposal on 5 March 2003, Tetra until its disposal on 5 March 2003 and UMTS mobile activities. In the previous financial year, Capital also included GDA and Marconi Optical Components.

In addition, the Group has an economic interest of 72.7 per cent, in Easynet Group Plc (Easynet). This investment is managed through the Group's Capital division. It is not consolidated as the Group does not hold a dominant influence and is accounted for as an associate in the Group's accounts.

The Group reported Strategic Communications as a discontinued operation during the year. Discontinued operations in the previous financial year included Strategic Communications as well as Medical, Commerce and Data Systems until the date of their respective disposals.

From 1 April 2003, as a result of the Group's Restructuring, Marconi has adopted a new organisational structure, segmenting its business along geographic lines. For the first quarter ending 30 June 2003, Marconi will report the equipment and services activities of BBRS, OPP and North American Access (US businesses) separately from the Group's businesses based in Europe and the Rest of the World, which comprise Optical Networks, European Access, Other Network Equipment and Network Services. In addition, following the disposal of the majority of the Group's Capital businesses, the Group no longer operates Capital as a separate segment. Accordingly, sales and operating results generated by businesses previously included in Capital will be reported under "Other". Marconi today announced that it is initiating steps to close its UMTS subsidiary. The Group will continue to seek buyers for the business during the closure process.

RESULTS OF OPERATIONS

Core Business Review

Key Operating Figures

The following table sets forth an analysis of the Core adjusted operating profit /(loss) (adjusted as before operating exceptional items of GBP317 million and goodwill amortisation of GBP104 million).


in GBP million                     FY 2003                       FY 2002
                    Q1      Q2      Q3      Q4        FY      Q4        FY

Sales              510     482     456     426     1,874     693     2,773
Adjusted Cost of  (421)   (403)   (355)   (322)   (1,501)   (556)   (2,174)
Sales
Adjusted Gross      89      79     101     104       373     137       599
Profit
Adjusted Gross    17.5%   16.4%   22.1%   24.4%     19.9%   19.8%     21.6%
Margin
Research &         (90)    (73)    (64)    (57)     (284)   (123)     (487)
Development
Sales &            (85)    (60)    (59)    (50)     (254)    (87)     (422)
Marketing
General &          (29)    (30)    (22)    (19)     (100)    (45)     (193)
Administration
Other Operating      -      (6)      3       5         2       -        10
Income

Adjusted
Operating
Expenses           (204)   (169)   (142)   (121)     (636)   (255)   (1,092)

Core Adjusted
Operating (Loss)   (115)    (90)    (41)    (17)     (263)   (118)     (493)


Group sales, cost of sales, gross margins and exceptional items are discussed in the Group Review.


Core Sales

Analysis by Geography

Sales in GBP                        FY 2003                   FY 2002
million
                      Q1     Q2     Q3     Q4       FY     Q4       FY

EMEA                 285    285    287    261    1,118    441    1,531
US                   153    142    127    117      539    176      803
APAC                  47     45     29     32      153     50      221
CALA                  25     10     13     16       64     26      218
Total Core Sales     510    482    456    426    1,874    693    2,773

Three Months ended 31 March 2003

Core sales in the fourth quarter amounted to GBP426 million, a decline of GBP267 million or 39 per cent compared to the corresponding quarter of the previous year. Sales fell across all geographical areas as a result of further significant reductions in capital expenditure by the majority of telecom operators. On a sequential basis, fourth quarter Core sales fell 7 per cent compared to the previous quarter. Excluding the impact of business disposals and closures completed during the third quarter, the fourth quarter sequential sales decline was reduced to approximately 4 per cent.

Sales in EMEA fell by GBP180 million or 41 per cent to GBP261 million compared to the corresponding quarter of the previous year (Q4 02: GBP441 million). This decline was driven by the significantly lower level of capital spending by many major European telecom operators and was further exacerbated by the one-off sale of Optical Networks inventory to BT during the final quarter of the previous year (which accounted for approximately GBP80 million of Q4 02 sales).
Sequentially over the four quarters of the year, sales volumes have remained relatively stable in the Group's major domestic European markets. The sequential decline in the final quarter of the year was due to difficult market conditions in the Middle East and a lower level of sales in South Africa due to a business disposal earlier in the year.

In the United States, sales fell GBP59 million or 34 per cent to GBP117 million (Q4 02: GBP176 million). This decline occurred across all major product areas but was most marked in Outside Plant & Power as a result of continued reductions in capital spending by North American service provider customers.

Sales in APAC were GBP32 million, a reduction of GBP18 million or 36 per cent (Q4 02: GBP50 million). This was mainly due to lower sales in Optical Networks as a result of increased competition and pricing pressure in the region.

At GBP16 million, sales in CALA showed signs of stability on a sequential basis following the political and macro economic issues in the region earlier in the financial year but remained at a low level, down GBP10 million or 38 per cent compared to the fourth quarter of the previous year (Q4 02: GBP26 million)

Twelve Months ended 31 March 2003

Core sales for the twelve months to 31 March 2003 amounted to GBP1,874 million, representing a decrease of GBP899 million or 32 per cent (FY02: GBP2,773 million).

Core sales in EMEA fell by GBP413 million or 27 per cent to GBP1,118 million (FY02: GBP1,531 million). Over 50 per cent of this decline occurred in Optical Networks as telecom operators focused their reduced capital expenditure on maximising utilisation of their existing networks at the expense of new network build. Sales of Network Services were comparatively more robust than Network Equipment largely as a result of the phasing of long-term service contracts, particularly in the Middle East and UK.

Core sales in the United States fell quarter on quarter throughout the year as telecom operators made further significant cuts to their capital expenditure budgets. Overall, sales in the region were down GBP264 million or 33 per cent to GBP539 million (FY02: GBP803 million). Almost 50 per cent of this decline occurred across the Outside Plant and Power business (both equipment and services).

Core sales in APAC fell by GBP68 million or 31 per cent to GBP153 million (FY02:
GBP221 million). This was mainly as a result of the lower level of Optical Network sales recorded in China following the completion of large network build projects in the region in the previous year and as a result of increased competition. Sales in Australia and Malaysia were more resilient due to new contract wins during the year.

CALA witnessed the most significant regional reduction in sales with a GBP154 million or 71 per cent decrease to GBP64 million (FY02: GBP218 million). Sales were down across all product and service areas as a result of the deterioration in economic conditions compared to the prior year and the consequent reductions in capital expenditure by most of the major telecom operators in the region.


Analysis by Product Area

Sales in GBP                        FY 2003                 FY 2002
million
                      Q1     Q2     Q3     Q4       FY     Q4       FY

Optical Networks     134    108     96    101      439    191      737
BBRS                  38     35     32     37      142     56      209
European Access       59     69     69     61      258     87      361
North American        25     23     23     24       95     32      121
Access
Outside Plant &       46     34     30     30      140     43      247
Power
Other Network         14     15     11     17       57     45      129
Equipment
Network Equipment    316    284    261    270    1,131    454    1,804
                      97     89     93     91      370    135      528
IC&M
VAS                   97    109    102     65      373    104      441
Network Services     194    198    195    156      743    239      969
Total Core Sales     510    482    456    426    1,874    693    2,773


Network Equipment

Sales of Network Equipment amounted to GBP270 million in the three months ended 31 March 2003 and accounted for 63 per cent of Core sales (Q4 FY02: GBP454 million, 66 per cent).

For the twelve months ended 31 March 2003 Network Equipment sales amounted to GBP1,131 million representing 60 per cent of Core sales (FY02: GBP1,804 million, 65 per cent).

Optical Networks (23 per cent of FY03 Core sales)

Optical Networks comprises Marconi's range of SDH and DWDM transmission equipment as well as its network management systems. During FY03, 75 per cent of Optical Network sales were generated in EMEA, 18 per cent in APAC, 6 per cent in CALA and only 1 per cent in the United States following the Group's decision to cease the development and manufacture of its SONET product range in April 2002.

Three Months ended 31 March 2003

Optical Network sales in the three months ended 31 March 2003 were GBP101 million, GBP90 million or 47 per cent lower than during the corresponding quarter of the previous year (Q4 02: GBP191 million). In addition to the overall difficult market conditions and continued reductions in capital expenditure by major telecom operators, two specific factors have contributed to this sales decline:

 i. -significantly reduced demand from second tier network operators, particularly in the UK and
ii. -a one-off sale of SDH inventory to BT during the fourth quarter of the previous year (c. GBP80 million).



Twelve Months ended 31 March 2003

Sales of Optical Networks for the twelve months ended 31 March 2003 were GBP439 million, a decline of GBP298 million or 40 per cent compared to the previous year (FY02: GBP737 million).

The main driver of this decline was the fall in sales of SDH equipment as telecom operators have re-oriented their reduced capital expenditure budgets away from the core of their networks towards the access space. Sales of SDH and, increasingly, next generation SDH products have been concentrated on in-fill of existing networks, particularly in the metro areas. Sales of DWDM have also decreased largely due to the completion of major customer roll-outs in the previous year, particularly in Italy, with no significant new deployments of DWDM equipment initiated by Marconi's customers during the year.

Over two thirds of the annual decline arose in EMEA. In the UK, the lower level of demand from BT has combined with the financial difficulties faced by many second tier operators to lead to a reduction in sales. Marconi expects that the continued success of BT's broadband access campaign will over time lead to increased traffic flows onto the core transmission network and, in turn, to renewed spending in optical equipment. Market volumes remained relatively stable in Italy although the Group has experienced some increased pricing pressure in this territory, whilst elsewhere in Europe major operators cut capital expenditure budgets during the year ended 31 March 2003 as they continued their focus on debt reduction.

Broadband Routing and Switching (BBRS) (8 per cent of FY03 Core sales)

Broadband Routing and Switching (BBRS) mainly comprises sales of multi-service products such as the ASX-4000 multi-service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers. It also includes initial sales of the Group's new BXR-48000. BBRS service revenues are included in Network Services. During the year ended 31 March 2003, 65 per cent of BBRS equipment sales were made in the United States, 17 per cent in EMEA, 13 per cent in APAC and 5 per cent in CALA.

Three Months ended 31 March 2003

BBRS equipment sales in the three months ended 31 March 2003 were GBP37 million. This represents a decline in sales of GBP19 million or 34 per cent compared to the fourth quarter the previous year (FY02: GBP56 million) and was mainly due to reduced sales in EMEA following the expiry of a distributorship agreement in the region.

Twelve Months ended 31 March 2003

Sales of BBRS equipment for the twelve months ending 31 March 2003 were GBP142 million, a decline of GBP67 million or 32 per cent compared to the previous year (FY02: GBP209 million).

Sales to the US Federal Government increased slightly compared to the previous year, but sales in the United States overall fell. This was a result of a lower level of sales to enterprise customers as Marconi has increased its commercial and technical resources on the service provider market, where capital expenditure constraints have reduced the number of significant new business opportunities during the year.

European Access (14 per cent of FY03 Core sales)

European Access comprises four main sub-groupings: Fixed Wireless Access (33 per cent of FY03 European Access sales), Voice Systems (27%), Access Hub (13%) and other country-specific mature access products (27%). EMEA accounted for 84 per cent of European Access sales, with APAC and CALA representing the balance of sales.

Three Months ended 31 March 2003

European Access sales in the three months ended 31 March 2003 amounted to GBP61 million, GBP26 million or 30 per cent lower than the corresponding quarter of the previous year (Q4 FY02: GBP87 million). Reductions in capital spending by a number of European Access customers, particularly second-tier operators in the United Kingdom and Germany, as well as rationalisation of the Group's legacy product lines were the primary reasons behind this decline. Sales of Voice Systems were down as a result of the completion of a significant software upgrade in the final quarter of the previous year, and sales of Fixed Wireless Access fell as many European wireless operators deferred the roll-out of 3G mobile networks. These reductions more than offset a strong increase in sales of the Group's new Access Hub product platform, where Marconi has already recorded a number of significant frame contract wins, particularly in Italy and South Africa.

Twelve Months ended 31 March 2003

The fourth quarter performance described above was typical of the main trends in European Access for the financial year as a whole when sales of European Access fell GBP103 million or 29 per cent to GBP258 million (FY02: GBP361 million).



North American Access (5 per cent of FY03 Core sales)

Marconi's North American Access business comprises a portfolio of copper and fibre based digital loop carrier equipment designed specifically for the US market. This business is being managed for value and upon disposal, cash proceeds will be used by Marconi to pay down its new Junior Notes.

North American Access equipment sales in the three months ended 31 March 2003 amounted to GBP24 million, down GBP8 million or 25 per cent compared to the corresponding quarter of the previous year (Q4 02: GBP32 million). This continued the trend observed in previous quarters and was mainly due to the continued slowdown of narrowband access infrastructure investment amongst US service providers. For the year as a whole, North American Access sales fell GBP26 million or 21 per cent to GBP95 million (FY02: GBP121 million).

Outside Plant & Power (OPP) (7 per cent of FY03 Core sales)

Outside Plant and Power (OPP) comprise sales of connection, protection and enclosure products for the outside portion of access networks as well as sales of power equipment to telecoms service providers and original equipment manufacturers (OEMs). OPP service revenues are included in Network Services. The United States accounted for 91 per cent of OPP equipment sales during the year ended 31 March 2003, with the balance generated in CALA. This business is being managed for value and upon disposal, cash proceeds will be used by Marconi to pay down its new Junior Notes.

During the year ended 31 March 2003, sales of OPP equipment amounted to GBP140 million, a decline of GBP107 million or 43 per cent compared to the previous year (FY02: GBP247 million). This decline was driven by significant reductions in capital spending by US customers as well as the difficult market conditions in CALA, particularly in the early part of the year. Sales in the final quarter amounted to GBP30 million (Q4 02: GBP43 million).

Other Network Equipment (3 per cent of FY03 Core sales)

Other Network Equipment comprise mainly sales of the Group's Interactive Systems activity as well as legacy operations in APAC and EMEA.

Sales for the twelve months ended 31 March 2003 were GBP57 million, a decline of GBP72 million compared to the previous year (FY02: GBP129 million). Fourth quarter sales amounted to GBP17 million (Q4 02: GBP45 million). The declines in this product area are mainly due to the disposal of legacy operations.

Network Services

Sales of Network Services amounted to GBP156 million in the three months ended 31 March 2003 and accounted for 37 per cent of Core sales (Q4 FY02: GBP239 million, 34 per cent). For the twelve months ended 31 March 2003 Network Services sales amounted to GBP743 million representing 40 per cent of Core sales (FY02: GBP969 million, 35 per cent).

During the year ended 31 March 2003, EMEA accounted for 66 per cent of the sales of Network Services. The United States represented a further 29 per cent with the balance split relatively equally between APAC and CALA.

Installation Commissioning and Maintenance (IC&M) (20 per cent of FY03 Core sales)

IC&M sales are directly related to the installation, commissioning and maintenance portion of Marconi's Network Equipment products.

Three Months ended 31 March 2003

Sales in the three months ended 31 March 2003 were GBP91 million, 82 per cent in EMEA (Q4 02: 70 per cent).

Compared to the fourth quarter of the previous year, this represents a decline of GBP44 million or 33 per cent (Q4 02: GBP135 million), almost half of which occurred in EMEA as a result of the one-off sale and installation of Optical Networks equipment to BT in the fourth quarter of the previous year. Excluding this one-off contract, IC&M sales in EMEA remained relatively stable as a result of ongoing long-term support contracts, which typically account for approximately 40 per cent of IC&M sales in the region. In addition the Group continues to benefit from new business opportunities as a result of increased outsourcing of services by major European telecom operators. In the US, IC&M sales fell in line with the reduction in volumes of OPP equipment.


Twelve Months ended 31 March 2003

Sales of IC&M for the twelve months ending 31 March 2003 were GBP370 million, a decline of GBP158 million or 30 per cent compared to the previous year (FY02:
GBP528 million). The main driver of this decline was the fall in sales of installation and commissioning services following the downturn in Network Equipment supplies in both EMEA and the US.

Value Added Services (VAS) (20 per cent of FY03 Core sales)

During FY03, Value Added Services (VAS) sales comprised three main activities:

 i. -integrated systems which provides integrated network solutions to non-telecom customers including government, transport and utility organisations

ii. -BBRS services

iii. -wireless services which, for reporting purposes, consolidates the Group's wireless network planning activities world-wide.

Three Months ended 31 March 2003

Sales in VAS in the three months ended 31 March 2003 were GBP65 million.

Compared to the same quarter the previous year this represents a decline of GBP39 million or 38 per cent (Q4 FY02: GBP104 million). Some of the decline relates to the disposal of one of the Group's US-based subsidiaries, SMS in December 2002. The balance of the reduction was mainly related to a significant decrease in the level of sales in the Middle East. This was due to a slowdown in customer spending as a direct result of the conflict in the region, as well as to the completion of a key phase of a long-term service contract in Saudi Arabia in previous periods.

Twelve Months ended 31 March 2003

Sales of VAS for the twelve months ended 31 March 2003 were GBP373 million, a decline of GBP68 million or 15 per cent compared to the previous year (FY02:
 GBP441 million). Almost three quarters of this year on year decline related to sales generated by businesses disposed during the year, particularly SMS.

The proportionally lower reduction in sales compared to many of the other areas of the Core business is mainly due to the long-term project nature of this business and its strong customer relationships outside the telecommunications industry (eg Government agencies, selected large enterprise customers and public utilities).

Key Core Customers

The Core business serves a strong customer base of predominantly incumbent operators and government agencies.

The ten largest customers during the year ended 31 March 2003 were: BT, BellSouth, Metro City Carriers, Qwest, Telecom Italia, UK Government, US Government, Vodafone Group, Verizon and Wind. In aggregate these customers accounted for 48 per cent of Core sales (FY02: ten largest customers 37 per cent). BT remains the Group's largest customer and accounted for 20 per cent of Core sales in the fourth quarter (Q4 FY02: 23 per cent) and 18 per cent of Core sales during the financial year as a whole (FY02: 14 per cent).

In EMEA, the five largest customers during the financial year were: BT, Metro City Carriers, Telecom Italia, UK Government and Vodafone Group, and in aggregate accounted for 56 per cent of Core sales in the region during the period (FY02: top 5 EMEA customers accounted for 45 per cent).

In the US, the five largest customers during the financial year were: BellSouth, Qwest, Sprint, US Government and Verizon, and in aggregate accounted for 52 per cent of Core sales in the region during the period (FY02: top 5 US customers accounted for 42 per cent).

Core Pricing Environment

A large proportion of Core sales, particularly in Europe, are derived from existing frame contracts, which typically contain annual price reductions. The Group estimates that in Network Equipment, price erosion under such contracts ranges up to 8 per cent on an annual basis. Network Services tends to be more resilient to price erosion. During the period, the Group has observed increased pricing pressure when competing for new business in certain territories (particularly in China and Italy) and in certain product areas (particularly Access and DWDM).

Core Adjusted Cost of Sales and Adjusted Gross Profit/Margin

(Adjusted as before exceptional items and goodwill amortisation)


In GBP                         FY 2003                       FY 2002
million
                Q1      Q2      Q3      Q4        FY      Q4        FY

Adjusted       (421)   (403)   (355)   (322)   (1,501)   (556)   (2,174)
Cost of Sales

Adjusted        89      79     101     104       373     137       599
Gross Profit

Adjusted      17.5%   16.4%   22.1%   24.4%     19.9%   19.8%     21.6%
Gross
Margin


Core Cost of Sales

Core cost of sales is defined as the direct costs incurred to enable the completion of delivery of the Group's Core Network Equipment and Services to its customers. The vast majority of Core cost of sales is generated from the Group's European and US operations.

In Network Equipment, approximately 75 per cent of the cost of sales are material costs; around one third of which relates to outsourced printed circuit board (PCB) assemblies. The remaining 25 per cent are represented by in-house direct labour and overhead costs.

In Network Services over 60 per cent of cost of sales relates to the cost of in-house labour. The balance relates to the cost of sub-contract labour, materials and other direct overheads.

Core cost of sales in the three months ended 31 March 2003 were GBP322 million (Q4 FY02: GBP556 million). Of this, approximately 64 per cent related to Network Equipment (Q4 FY02: 65 per cent) and 36 per cent to Network Services (Q4 FY02:
35 per cent).

Core cost of sales for the twelve months ending 31 March 2003 were GBP1,501 million, a reduction of GBP673 million or 31 per cent compared to the previous year (FY02: GBP2,174 million).

In Network Equipment the reduction in cost of sales was largely driven by the decline in sales volumes, combined with substantial cost savings achieved in both the European supply chain and in the Group's US manufacturing operations as well as through procurement initiatives. Additional savings have been generated through asset disposal, site rationalisation and warehouse closures.

In Network Services the reduced costs mainly relate to headcount reductions as the Group targets efficiency improvements in its field-forces.

Core Adjusted Gross Profit / Margin

(Adjusted as before exceptional items and goodwill amortisation)

Marconi made solid progress throughout the year in its initiatives to improve gross margins, despite the lower sales volumes. The Group achieved an overall gain of seven percentage points from a Core adjusted gross margin of 17.5 per cent of sales in the first quarter to 24.4 per cent of sales in the final quarter of the year. This was achieved mainly as a result of direct cost savings and initiatives to focus on higher margin product sales.

Three Months ended 31 March 2003

Core adjusted gross profit in the three months ended 31 March 2003 amounted to GBP104 million representing a margin of 24.4 per cent (Q4 02: GBP137 million;
19.8 per cent).

The reduction in Network Equipment adjusted gross profit was mainly due to the 40 per cent decline in sales and in particular the lower levels of sales of Optical Networks and Access in Europe. This was partially offset by cost savings achieved in the Group's supply chain. The impact of these cost savings, combined with an improved product mix was sufficient to offset the adverse effect of price erosion and resulted in an improved adjusted gross margin percentage compared to the corresponding quarter in the previous year.

The year on year reduction in adjusted gross profit in Network Services was less marked than in Network Equipment. This reduction was again largely a factor of the reduced sales volumes. As in Network Equipment, while the absolute adjusted gross profit declined, the percentage margin improved as a result of significant headcount reductions, more resilient pricing on a number of long-term service contracts and a generally improved business mix. Network Services' adjusted gross margin percentage was further enhanced by a significant sale of higher than average wireless software licences in the United States during the quarter.

Twelve Months ended 31 March 2003

Core adjusted gross profit for the twelve months ended 31 March 2003 was GBP373 million, a reduction of GBP226 million or 38 per cent compared to the previous year (FY02: GBP599 million). Core adjusted gross margins for the same period were 19.9 per cent which was a 1.7 percentage point decline compared to the previous year (FY02: 21.6 per cent).

The adjusted gross profit decrease compared to the previous year related mainly to reduced sales volumes in Network Equipment and IC&M activities, unfavourable mix of product and some price erosion, particularly in Optical Networks. Additionally in the quarter ended 30 September 2002, an additional stock provision of GBP25 million was created as a consequence of the decline in market conditions and charged to cost of sales and not operating exceptionals.

Significant cost savings achieved during the year in both Network Equipment and Network Services were not sufficient to offset the combination of a less favourable business mix, some price erosion and the creation of the additional stock provision.


Core Adjusted Operating Expenses

(Adjusted as before exceptional items and goodwill amortisation)


in GBP million                    FY 2003                      FY 2002
                    Q1      Q2      Q3      Q4      FY      Q4        FY

Research &         (90)    (73)    (64)    (57)   (284)   (123)     (487)
Development

Sales &            (85)    (60)    (59)    (50)   (254)    (87)     (422)
Marketing

General &          (29)    (30)    (22)    (19)   (100)    (45)     (193)
Administration

Net Other
Operating Income
/(Expense)           -      (6)      3       5       2       -        10

Adjusted
Operating
Expenses           (204)   (169)   (142)   (121)   (636)   (255)   (1,092)


Operating cost reduction has remained a key focus of Marconi's strategy throughout the year and the Group has achieved a significant reduction in its annualised adjusted operating cost run-rate, which fell from approximately GBP890 million in March 2002 to GBP490 million in March 2003. This was lower than the previously stated target of GBP520 million.

Total Core adjusted operating expenses in the 3 months ended 31 March 2003 were GBP121 million or 28 per cent of Core sales compared to GBP255 million or 37 per cent for the same quarter of the previous year.

The full year Core adjusted operating expenses to 31 March 2003 were GBP636 million or 34 per cent of sales (FY02: GBP1,092 million or 39 per cent of sales). Significant savings were achieved across all main categories of operating expense.

Core Adjusted Operating Expenses - Research & Development (R&D)


R&D by Product Area
as % of Core R&D                                     FY03          FY02

Optical Networks                                      40            34
BBRS                                                  23            23
European Access                                       19            22
North American Access                                  5             9
Outside Plant & Power                                  5             4
Other Network Equipment                                3             3
Network Services                                       5             5

Core                                                 100%          100%

Core (GBPm)                                          284           487


Core adjusted R&D spend during the twelve months ended 31 March 2003 amounted to GBP284 million, a 42 per cent reduction compared to the previous year (FY02:
GBP487 million).

The majority of the cost savings have been achieved as a result of headcount reductions and significant site rationalisation, consolidation and closure initiatives (particularly in Europe, the US, Canada and Israel). Other factors contributing to the overall reduction in R&D expenditure included lower levels of third party and materials spend and continued reductions in the level of depreciation as a result of the accelerated exceptional write-down of development and test models relating to well-established or discontinued products and lower levels of capital expenditure.

The table above sets forth the percentage of Core adjusted R&D allocated to each product area for the twelve months to March 2002 and March 2003.

Optical Networks remains the key focus of Marconi's R&D investment accounting for 40 per cent during FY03 (FY02 34 per cent). Major recent programmes include the development and launch of the Group's new high capacity SDH platform (MSH2K) and further enhancements to the data handling capacity of the next generation low capacity SDH platform (SMA Series 4).

The Group's Access product portfolios in North America and Europe have been streamlined during the year and R&D spend is now primarily focused on programmes relating to Marconi's new multi-service Access node, the Access Hub, and its class 5 SoftSwitch as well as the continued development of its Fixed Wireless Access range. European Access accounted for 19 per cent of Core R&D during FY03 and North American Access for 5 per cent.

BBRS accounted for 23 per cent of Core R&D during FY03. Over 50 per cent of this spend was focused on the further development of the Group's multi-service core switch-router, the BXR-48000. Other ongoing initiatives include further enhancements to the Group's ASX-1000 and ASX-4000 product ranges.

The balance of 13 per cent of Core R&D spend related mainly to OPP and wireless software developments within Network Services.

Core Adjusted Operating Expenses - Sales & Marketing (S&M)

Core adjusted S&M spend for the twelve months ended 31 March 2003 was GBP254 million, a reduction of GBP168 million or 40 per cent compared to the previous year (FY02: GBP422 million). In the final quarter, Core S&M expenditure (before exceptional items) amounted to GBP50 million. This represents a 15 per cent reduction compared to the previous quarter (Q3 2003: GBP59 million), and a 43 per cent reduction compared to the fourth quarter of the previous financial year (Q4 FY02: GBP87 million).

Significant annual savings have been achieved through focused headcount reductions, organisation consolidation and closure of sales offices world-wide. A reduced level of discretionary marketing spend has also contributed to this trend.

Core Adjusted Operating Expenses - General & Administrative (G&A)

Core adjusted G&A spend for the twelve months ending 31 March 2003 was GBP100 million, a reduction of GBP93 million or 48 per cent compared to the previous year (FY02: GBP193 million). During the final quarter, Core G&A expenditure (before exceptional items) amounted to GBP19 million. This represents a 14 per cent reduction compared to the previous quarter (Q3 2003: GBP22 million), and a 58 per cent reduction compared to the fourth quarter of the previous financial year (Q4 FY02: GBP45 million).

Approximately GBP50 million of the annual reduction has occurred as a result of the re-allocation of costs previously classified in G&A to other areas of spend, mainly S&M in order to re-align the Group's cost base with its organisational model. Real annual cost savings have been achieved mainly through headcount reductions, site rationalisation (including the relocation of the Group's UK head office) and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Group's financial restructuring are classified as exceptional costs.

Core Adjusted Operating Expenses - Net Other (Expense) / Income

Other Expense/(Income) relates mainly to foreign exchange translation movements, income from properties and royalty payments. During the twelve months ended 31 March, other operating income amounted to GBP2 million (FY02: operating income GBP10 million). During the fourth quarter, operating income amounted to GBP5 million (Q4 02: nil).

Core Adjusted Operating Loss Analysis By Segment

(before exceptional items and goodwill amortisation)


in GBP million                      FY 2003                   FY 2002
                       Q1     Q2     Q3     Q4      FY      Q4      FY
Network Equipment     (96)   (83)   (49)   (31)   (259)   (131)   (464)
Network Services       (2)     7     20     27      52      28      35
Other*                (17)   (14)   (12)   (13)    (56)    (15)    (64)
Core Adjusted
Operating Loss       (115)   (90)   (41)   (17)   (263)   (118)   (493)


* Other relates mainly to Head Office and other central costs

As a result of its cost initiatives to improve adjusted gross margin and reduce adjusted operating costs, Marconi has recorded a quarter on quarter reduction in Core adjusted operating loss in each of the four quarters of the financial year. A loss of GBP115 million in the first quarter compared to a loss of GBP17 million in the quarter ended 31 March 2003. For the year as a whole, Core adjusted operating loss reduced from GBP493 million in FY02 to GBP263 million in FY03. Improved performance in both Network Equipment and Network Services contributed to this overall trend.

Network Equipment

In Network Equipment. the adjusted operating loss of GBP96 million in the first quarter reduced to GBP31 million in the final quarter of the year. Overall, the loss of GBP259 million was some GBP205 million or 44 per cent less than the previous year (GBP464 million).

Substantial cost reductions in the Group's supply chain in Europe and the United States, together with savings across all areas of operating expenses were the main contributing factors and have been sufficient to more than offset the 37 per cent year-on-year decline in sales volumes in Network Equipment.

Network Services

After a first quarter adjusted operating loss of GBP2 million, Network Services recorded three consecutive quarters of adjusted operating profit at GBP7 million, GBP20 million and GBP27 million respectively. Against a difficult backdrop of lower sales volumes in Network Equipment and the subsequent impact on IC&M sales, these improvements have been achieved mainly through improved resource utilisation in this labour-intensive activity (including the increased use of third party sub-contractors).

GROUP REVIEW


Group Key Figures (excluding joint ventures)

    in GBP million            3 months ended 31         12 months ended 31
                                 March                      March
                               2003         2002         2003          2002

    Group Sales                 430          899        2,002         4,310
    Share of Joint                -           49            -           257
    Ventures

    Total Sales                 430          948        2,002         4,567

    Adjusted Gross              105          209          408         1,057
    Profit

    Cost of Sale                (4)        (187)         (21)         (830)
    Exceptionals

    Group Gross Profit          101           22          387           227

    Group Gross Margin %      23.5%         2.4%        19.3%          5.3%


    Adjusted Operating
          Loss                 (28)        (115)        (308)         (474)

    Group Goodwill             (22)         (36)        (104)         (431)
    Amortisation

    Group Operating            (66)        (615)        (317)       (5,210)
    Exceptionals

    Group Operating           (116)        (766)        (729)       (6,115)
    Loss

    Joint Ventures              (1)          (7)         (40)            3

    Associates                 (11)        (175)         (89)         (181)

    Total Operating           (128)        (948)        (858)       (6,293)
    Loss



Group Sales (excluding joint ventures)


    in GBP million           3 months ended 31
                                March             12 months ended 31 March
                         2003             2002          2003          2002

    Core                  426              693         1,874         2,773
    Capital                 3               50            47           165
    Other                   -               (5)           (7)          (32)
    Continuing
    operations            429              738         1,914         2,906

    Discontinued
    operations              1              161            88         1,404

    Group                 430              899         2,002         4,310


Three Months ended 31 March 2003

Group sales for the three months ended 31 March 2003 amounted to GBP430 million, a decrease of GBP469 million or 52 per cent compared to the corresponding three months of the previous year (Q4 FY02: GBP899 million).

Sales from continuing operations amounted to GBP429 million, a decrease of GBP309 million or 42 per cent compared to the fourth quarter of the previous year. This decrease was mainly the result of continued tough market conditions across all major geographic regions for telecommunications equipment and services (see Core Business Review above). Sales in the Group's Capital division have been substantially reduced since the fourth quarter of the previous year as a result of business disposals, and in particular, the disposal of the Group's 50 per cent stake in General Domestic Appliances in the year ended 31 March 2002. The GBP3 million sales in Capital during the period related to the Group's Mobile Tetra business, which was disposed of during the fourth quarter.

The GBP161 million of sales from discontinued operations for the three months ended 31 March 2002 related to disposed businesses; Strategic Communications; Data and Commerce Systems.

Twelve Months ended 31 March 2003

Group sales for the twelve months to 31 March 2003 amounted to GBP2,002 million, representing a decrease of GBP2,565 million or 56 per cent (FY02: GBP4,567 million).

Sales from continuing operations amounted to GBP1,914 million, a decrease of GBP992 million or 34 per cent compared to the previous year (FY02: GBP2,906 million). This decrease, observed across all major geographic zones and product lines, was mainly the result of continued reduced demand in the global market for telecommunications equipment and services resulting in lower sales in Marconi's Core business (see Core Business Review above). Sales in the Group's Capital business have also substantially reduced since the previous year as a result of business disposals, and in particular, the disposal of the Group's 50 per cent stake in General Domestic Appliances. The GBP47 million sales in Capital during the year related to the Group's Mobile Tetra and Applied Technologies businesses, both of which were disposed of during the year.

The GBP88 million sales from discontinued operations during the year related to sales from the Groups' former Strategic Communications business during the first half of the year. The GBP1,404 million of sales from discontinued operations for the previous year ended 31 March 2002 related to disposed businesses: Strategic Communications; Data, Commerce and Medical Systems.

Group Adjusted Gross Profit / (Loss) by Segment (excl. joint ventures)

(Adjusted as before exceptional items and goodwill amortisation)


in GBP million           3 months ended 31
                            March             12 months ended 31 March
                         2003         2002         2003           2002

Core                      104          137          373            599
Capital                     1           12           11             30
Continuing
operations                105          149          384            629

Discontinued
operations                  -           60           24            428

Group Adjusted
Gross Profit              105          209          408          1,057


Three Months ended 31 March 2003

Adjusted gross profit at Group level amounted to GBP105 million, representing an adjusted gross margin of 24.4 per cent (Q4 FY02: GBP209 million and 23.2 per cent), almost entirely attributable to the Core business. Well over half of the GBP104 million decrease compared to the same quarter of the previous year, related to the loss of gross profit attributable to business disposals from both discontinued operations and Capital businesses. The balance of reduced gross profit related predominantly to the lower sales volumes in Network Equipment described in the Core Business Review above.

Twelve Months ended 31 March 2003

For the twelve months ended 31 March 2003 the adjusted gross profit at Group level amounted to GBP408 million giving an adjusted gross margin of 20.4 per cent (FY02: GBP1,057 million and 24.5 per cent). Similar to the quarterly comparison, the majority of the year-on-year decline in gross profit related to business disposals. During the year, this included the Group's Strategic Communications business, with prior year disposals including Data, Commerce and Medical Systems businesses.

Group Adjusted Operating Profit/(Loss) by Segment (excl. joint ventures) (Adjusted as before exceptional items and goodwill amortisation)


in GBP million            3 months ended 31
                             March                12 months ended 31
                                                       March
                          2003         2002         2003         2002

Core                       (17)        (118)        (263)        (493)
Capital                    (11)         (26)         (43)         (85)
Continuing
operations                 (28)        (144)        (306)        (578)
Discontinued
operations                   -           29           (2)         104
Group Adjusted
Operating Loss             (28)        (115)        (308)        (474)


Three Months ended 31 March 2003

Group adjusted operating loss was reduced by GBP87 million, to GBP28 million, compared to the same quarter the previous year (Q4 FY02: GBP115 million). Significant savings were achieved in the supply chain and all areas of operating expenditure, particularly within the Group's Core business, as described in more detail in the Core Business Review above. These savings offset the continued decline in sales volumes and the GBP29 million of adjusted operating profit recorded in the previous year that related to discontinued operations.

Twelve Months ended 31 March 2003

For the twelve months ended 31 March 2003 the adjusted operating loss at Group level amounted to GBP308 million (FY02: GBP474 million). Significant operating cost savings within the continuing operations reduced the adjusted operating loss in the year by GBP272 million to GBP306 million (FY02: GBP578 million). The GBP104 million adjusted operating profit in the previous year for discontinued operations, related to business disposals completed during the previous year.

OTHER GROUP FINANCIAL ITEMS (excluding joint ventures)

Exceptional Items

Operating Exceptionals

Three Months to 31 March 2003

For the three months to 31 March 2003, Group operating exceptionals amounted to GBP66 million, GBP62 million of which was charged to administrative expenses and GBP4 million to cost of sales. Total restructuring and reorganisation costs amounted to GBP72 million, of which GBP49 million related to costs incurred and accrued to complete the Group's financial restructuring process. A further GBP23 million related to the Group's ongoing operational restructuring. These costs were partially offset by a GBP28 million release relating mainly to the release of share option balances on Marconi plc shares, which were de-listed on 19 May 2003.

During the three months to 31 March 2002, exceptional items charged to Group operating loss (excluding joint ventures) totalled GBP615 million and related to goodwill and tangible fixed asset write downs, an increase in provisions for slow moving and obsolete inventory, and Group restructuring and reorganisation costs including charges for headcount reductions and exceptional IT spend.

Twelve Months to 31 March 2003

For the twelve months to 31 March 2003, exceptional items charged to Group operating loss totalled GBP317 million. Of this amount GBP296 million was included in administrative expenses and GBP21 million in cost of sales.

Restructuring and reorganisation costs amounted to GBP298 million of the total. Of this amount, GBP103 million related to the costs incurred and accrued to complete the Group's financial restructuring, including approximately GBP78 million relating directly to the Schemes of Arrangement, GBP6 million to the Marconi Corporation plc listing and the balance to other associated costs. GBP174 million related to the Group's ongoing operational restructuring including headcount reductions (GBP128 million), site rationalisation (GBP38 million) and fixed asset impairments (GBP51 million). These charges were partially offset by provision releases of GBP17 million for doubtful debts and the settlement of a litigation relating to an IT systems implementation.

During the twelve months to 31 March 2002, exceptional items charged to Group operating loss (excluding joint ventures) totalled GBP5,210 million. This was made up of a GBP3,831 million charge to write down goodwill and tangible fixed assets and a GBP672 million increase in provisions for slow moving and obsolete inventory. Restructuring and related charges totalled GBP557 million and there was an additional GBP150 million increase in the doubtful debt provision.

Non-Operating Exceptionals

Three Months to 31 March 2003

For the three months to 31 March 2003, non-operating exceptional income amounted to GBP127 million, GBP123 million of which related to the release of the Group's share option (ESOP) commitments following the agreement to settle with the ESOP derivative providers for GBP35 million.

For the three months to 31 March 2002, non-operating exceptional income amounted to GBP338 million and related mainly to gains on disposals of Group subsidiaries and property.

Twelve Months to 31 March 2003


The Group recorded a net non-operating exceptional gain of GBP141 million (FY02 GBP838 million). This included the GBP123 million release of provision arising on the agreement to settle on 19 May 2003 the potential ESOP derivative litigation as well as a GBP5 million loss on disposal of discontinued operations and a GBP26 million net gain on disposal of fixed assets and investments in continuing operations .

For the twelve months to 31 March 2002, non-operating exceptional charges amounted to GBP838 million and related mainly to a release of share options associated with the demerger of the Group's defence and electronics business to BAE Systems coupled with gains on disposals of Group subsidiaries, property, and other assets.

Amounts Written Off Investments

For the twelve months to 31 March 2003, the Group wrote off investments totalling GBP40 million relating mainly to the Group's stakes in Arraycom and Bookham Technology.

For the twelve months to 31 March 2002, the Group wrote off investments totalling GBP200 million relating mainly to Netdecisions, Easynet and other smaller investments.

Write off of Funding Balance

Marconi   Corporation  plc  recorded  a  GBP315  million  write-off  of  funding receivables from Marconi plc which have been schemed in the Restructuring (FY02 nil).

Interest and Finance Expenditure / (Income)

Three Months to 31 March 2003

In the three months to 31 March 2003, the Group's net interest charge to the Profit and Loss Account was GBP71 million (Q4 FY02: GBP56 million charge). The charge during the period mainly comprised interest on the Group's bond and syndicate bank debt, which was accrued but not paid and subsequently included in the Scheme claims. The balance was primarily net interest received on deposits and insurance.

Net finance expenditure amounted to GBP23 million and mainly related to net interest on pensions.

Twelve Months to 31 March 2003

In the twelve months to 31 March 2003, the Group's net interest charge to the Profit and Loss Account was GBP242 million (FY FY02: GBP244 million). The charge during the period mainly related to interest paid and accrued on the Group's bonds and syndicated debt. The GBP115 million of accrued but unpaid interest was subsequently included in the Scheme claims. The balance was primarily net interest received on deposits, insurance and a tax refund.

Net finance expenditure amounted to GBP14 million (FY02: income of GBP34 million).

Taxation

In the twelve months to 31 March 2003, the Group's tax credit on ordinary activities to the Profit and Loss Account was GBP185 million (FY02: GBP210 million charge). The tax credit was mainly due to the release of tax provisions in respect of prior years following progress to resolve historic US and UK tax issues and audits. This included a repayment in the UK of GBP45m related to tax returns from prior years.

Although the Group has accumulated significant tax losses in recent years, these may be unavailable to cover earlier years that are open for or under tax audit. In addition, in some jurisdictions the loss carry forwards will be forfeit (this applies to the US) or could be restricted (this may apply to Germany and the UK) following the Group's Restructuring. There will be ongoing tax cash costs, therefore, where losses are unavailable.

Goodwill Amortisation

The Group incurred a charge of GBP22 million for goodwill amortisation for the three months to 31 March 2003 compared to a charge of GBP36 million in the corresponding period of the previous year. This reduction is largely as a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002 and the disposal of businesses and related goodwill. Similarly, the Group's overall charge for goodwill amortisation for the year ended 31 March 2003 amounted to GBP104 million (FY02: GBP431 million).

Joint Ventures & Associates

Three Months to 31 Month 2003

The GBP12 million charge to the P&L account in respect of associates and joint ventures in the three months to 31 March 2003 mainly comprised the Group's share of operating losses and exceptional items of Easynet Group plc plus amortisation of related goodwill.

During the quarter, the Group also ceased to hold its joint venture investment in Ultramast following a capital reduction. The Group's profit on disposal was GBP14 million, comprising GBP41 million cash proceeds, net assets at the date of disposal of GBP26 million and related disposal costs of GBP1 million.

Twelve Months to 31 March 2003

The GBP129 million charge to the P&L account in respect of associates and joint ventures in the twelve months to 31 March 2003 mainly comprised the Group's shares of operating losses and operating exceptional items of Easynet Group plc (GBP53 million), Confirmant (GBP34 million), amortisation (GBP10 million) and impairment (GBP27 million) of goodwill related to Easynet Group plc. The Group also recorded a GBP14 million gain on cessation of its joint venture investment in Ultramast as described above.

Loss per Share

For the twelve months ended 31 March 2003 the basic and diluted loss per share, which includes goodwill amortisation and exceptional items, was 39.9 pence (FY02: 212.0 pence).

The loss per share excluding goodwill amortisation and exceptional items was
17.2 pence (FY02: 22.8 pence).

Dividend

As a result of the Group's financial restructuring, Marconi Corporation is restricted from paying dividends under the terms of the indentures governing the new Senior and Junior Notes. Accordingly Marconi Corporation does not expect to pay a dividend in the foreseeable future.

FINANCIAL CONDITION

Balance Sheet

Net Assets/Liabilities

As at 31 March 2003, net liabilities before retirement benefit deficits stood at GBP2,979 million compared to GBP1,890 million at 31 March 2002. The increase in net liabilities in the year was mainly due to the loss incurred partially offset by the favourable foreign exchange variances. Net liabilities after retirement benefit deficits stood at GBP3,332 million (31 March 2002: GBP2,016 million).

Adjusting for the impact of the Restructuring including the cancellation of Marconi Corporation plc Scheme claims (GBP4,828 million), issue of new debt of GBP756 million, issue of new shares and cash distribution to creditors (GBP340 million), the Group had pro forma net assets after retirement benefit deficits of GBP400 million at 31 March 2003.

Working Capital

The Group has made strong progress in its initiatives to improve working capital management during the year. In addition, a number of business disposals have been completed, in particular Strategic Communications, which led to a reduction of GBP249 million in net stocks and contracts in progress, a reduction in GBP318 million in net debtors and a reduction of GBP228 million in trade, other creditors and accruals compared to the position at 31 March 2002.

At a Group level, net stock and contracts in progress reduced by GBP71 million from GBP305 million at 31 December 2002 to GBP234 million at 31 March 2003 and by GBP486 million from GBP720 million at 31 March 2002. The movement in the quarter was due to the disposal of the Tetra Mobile businesses (GBP24 million) and the continued improvement in inventory management practices and the rationalisation of stock locations.

Core net stock turns have increased quarter on quarter throughout the period from 4.0 at March 2002 to 7.1 in March 2003. Continued improvement in the Group's process to align the purchase of new stock with forecast sales demand was a major driver behind stock reduction in the year, combined with improved utilisation and management of stock.

In the Core, net stock and contracts in progress reduced by GBP46 million from GBP280 million at 31 December 2002 to GBP234 million at 31 March 2003 and by GBP269 million from GBP503 million at 31 March 2002.

Group net debtors (excluding amounts due from Marconi plc and its direct subsidiaries) decreased by GBP134 million in the quarter from GBP747 million at 31 December to GBP613 million at 31 March 2003 and by GBP684 million in the year from GBP1,297 million at 31 March 2002.

In the Core, net debtors decreased by GBP105 million from GBP716 million at 31 December 2002 to GBP611 million at 31 March 2003 and by GBP279 million from GBP890 million at 31 March 2002. GBP69 million of the decrease in the quarter related to net trade debtors. Amounts due from Marconi plc reduced from GBP207 million at 31 March 2002 to nil at 31 March 2003 principally due to waivers and provisions arising from the Restructuring.

Net Core trade debtor days have decreased over the last two quarters of the year from 107 at 30 September 2002 to 94 in March 2003 but have increased from 87 at March 2002. The position at March 2002 was particularly low as it reflected the impact of a one-off sale of SDH inventory to BT in the final quarter of the previous year. Excluding this impact, net Core trade debtor days at 31 March 2002 stood at 103. The improvement reflects the Group's continued focus on cash collections through better management of overdue debts.

Other debtors and prepayments in the Core decreased by GBP36 million in the quarter and by GBP28 million in the year to GBP116 million at 31 March 2003. The decease in the quarter and during the year as a whole was mainly due to the revised supply contract with Jabil Circuit announced in January 2003, whereby a deferred premium (approximately GBP20 million) on the original contract was offset with provisions held against supplier commitments. In addition, there was an unwind of advances and prepayments mainly due to the reduced level of trading

Group trade, other creditors, accruals and prepayments on contracts (excluding balances with Marconi plc and corporation tax) decreased by GBP70 million from GBP745 million at 31 December 2002 to GBP675 million at 31 March 2003 and by GBP766 million from GBP1,441 million at 31 March 2002.

Amounts due to Marconi plc and its direct subsidiaries has increased from GBP288 million at 31 March 2002 to GBP403 million at 31 March 2003 due to the impact of the Restructuring. These balances were schemed or waived at 19 May 2003.

Trade creditors in the Core were reduced by GBP53 million from GBP225 million at 31 December 2002 to GBP172 million at 31 March 2003 and by GBP155 million from GBP327 million at 31 March 2002.

Core trade creditor days were held stable during the first three quarters at 54 days (after adjusting 31 March 2002 for the one-off impact of sales of SDH inventory to BT in March 2002). At March 2003, Core trade creditor days reduced to 40 mainly as a result of a particularly low level of inventory infeed during the quarter and the settlement of a higher than average level of trade creditor balances prior to completion of the Restructuring.

Other Creditors, accruals and prepayments on contracts in the Core increased by GBP44 million from GBP442 million at 31 December 2002 to GBP486 million at 31 March 2003 and reduced by GBP262 million from GBP748 million at 31 March 2002.

The increase in the quarter largely relates to accrued interest on the Marconi Corporation bonds, and accruals for advisor fees relating to the financial restructuring.

The decrease in the year is as a result of conversion of interest swap arrangements to loans, payment of accrued interest, settlement of litigation and reduced level of contract and other accruals due to the reshaping of the business.

Provisions

Provisions for liabilities and charges stood at GBP300 million at 31 March 2003, a net reduction of GBP205 million compared with GBP505 million at 31 March 2002 and a reduction in the quarter of GBP152 million compared with GBP452 million at 31 December 2002.

Share option provisions amounted to GBP35 million (March 2002: GBP179 million, December 2002: GBP167 million). The movement in the first nine months of the year was due to lapses of options and conversion to new debt of accrued interest on one of the Group's ESOP derivatives. As a result of the agreement with the ESOP derivative banks to settle the dispute for GBP35 million, which became effective on 19 May 2003, a provision amounting to GBP123 million has been released to non-operating exceptional items. The balance of the reduction relates to options in Marconi plc shares that arose in acquisitions (namely Mariposa and MSI) which can be met by shares held by certain trusts. Following the de-listing of Marconi plc on 16 May 2003, the likelihood of these options being exercised is considered to be remote and the provision has been released.

Restructuring provisions amounted to GBP64 million at 31 March 2003, a decrease of GBP32 million from GBP96 million at 31 March 2002 and a decrease of GBP15 million from GBP79 million at 31 December 2002. The Group continues to implement its operational restructuring plans and recorded a total exceptional charge of GBP174 million in the year and GBP19 million in the quarter. The releases in the year relate to the scheming of lease liabilities and the reassessment of provisions held relating to past disposals.

Warranty and contracts mainly comprise expected costs of maintenance under guarantees, other work in respect of products delivered and losses on contract work in progress. The balance has decreased by GBP51 million to GBP89 million at 31 March 2003 reflecting the lower levels of activity and utilisation of supplier liabilities. Other provisions include balances for employee related claims, indemnities relating to previous business disposals, other litigation, insurance balances and environmental liabilities. The balance has increased to GBP106 million at 31 March 2003 from GBP72 million at 31 March 2002 mainly due to industrial injury claims, scheme costs and business disposals in the year.

Following the release of share option provisions as a result of the completion of the Restructuring and ESOP settlement described above, provisions for liabilities and charges amounted to GBP265 million on a pro forma basis at 31 March 2003.

Retirement benefits

The net retirement benefit deficit increased by GBP227 million to GBP353 million at 31 March 2003 from GBP126 million at 31 March 2002 and decreased by GBP86 million from the GBP439 million being the last reported actuarial update at 30
September 2002. This is mainly as a result of the variances between the actuarial assumptions and actual results for returns on plans and discount rates used to value liabilities. These actuarial variances are shown through the Statement of Total Recognised Gains and Losses.

The main component of the pension liability is the deficit on the funded UK Plan of GBP195 million at 31 March 2003 (31 March 2002: GBP7 million, 30 September 2002: GBP298 million). The balance relates to retirement benefit schemes in Germany, Italy and the United States. In the first half of the year the Plan suffered an actuarial loss of GBP319 million but an actuarial gain in the second half of GBP110 million.

The UK Plan's exposure to the equity markets is limited to 21 per cent of Plan assets totalling GBP2,340 million. The majority of the scheme assets are held in bonds (73 per cent) and the balance in property and cash (6 per cent).

In assessing the funding rate, the actuary uses a different set of assumptions to that required by the FRS 17 accounting standard and takes a broader view of the fund's income generating capacity over a longer period. The recently completed tri-annual valuation of the Group's largest pension scheme, the UK plan showed the plan as at 5 April 2002 to be 100 per cent funded on an on-going basis and between 115-119 per cent funded on a minimum funding requirement basis. The previously reported interim valuation did not change when it was finalised.

On 26 March 2003, the Group signed a funding agreement with the Pensions Benefit Guarantee Corporation (PBGC) for the US defined benefit schemes. Under the agreement, the US businesses will recommence contributions from June 2003 for the normal cost of the schemes at US$6 million (GBP3.8 million) per annum plus enhanced contributions of US$9 million (GBP5.7 million) per annum. Additionally, proceeds from any disposal of a US business shall be used to fund scheme deficits, prior to the remaining proceeds being used to pay down the Junior Notes.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

Net debt was GBP3,617 million at 31 March 2003 compared to GBP3,335 million at 31 March 2002. The increase of GBP282 million results from the Group's cash outflow of GBP51 million, a favourable foreign exchange movement of GBP109 million, debt transferred on disposals of GBP24 million (mainly relating to the disposal to Finmeccanica SpA of Strategic Communications) off-set by GBP364 million of other non-cash movements relating to interest and equity swap arrangements converted to new loan agreements during the period and the impact of the Scheme on balances with Marconi plc and its subsidiaries.

Syndicate Bank and Bond Debt

The following table sets forth the composition of the Group's net debt at 31 March 2003 on an actual and pro forma basis following completion of the
Restructuring:



                                                                    31.03.2003
                                                      Actual         Pro Forma

        Euro and US$ Bond Debt                        (2,147)                -
        Syndicate Bank Debt                           (2,173)                -
        New Senior Notes                                   -              (450)
        New Junior Notes                                   -              (306)
        Bilateral and Other Bank Debt                    (52)              (52)
        To Marconi Plc                                  (403)                -
        Gross Financial Indebtedness                  (4,775)             (808)
        Cash                                           1,158               783
        Net Financial Indebtedness                    (3,617)              (25)

The syndicate bank debt of GBP2,173 million includes GBP82 million relating to the termination of interest rate and equity swaps with syndicate banks in the year to 31 March 2003 and GBP31 million relating to calls under guarantees given by syndicate banks to Albany Partnership Loan Note holders.


Cash Flow

in GBPm                                        H1    Q3     Q4     FY03

Core operating cash flow before capital
expenditure                                 (105)    72     95      62

Non-core operating cash flow before          (37)     -    (17)    (54)
capital expenditure

Group operating cash flow before capital    (142)    72     78       8
expenditure

Exceptionals                                (181)   (72)   (76)   (329)

Interest                                    (158)   (13)     7    (164)

Acquisitions and Disposals                   387      2     44     433

Capital expenditure and financial            (25)     3     (8)    (30)
investment

Tax                                          (13)    45     (1)     31

Group Cash Flow                             (132)    37     44     (51)
before use of liquid resources and
financing


The Group made significant progress during the year in terms of cash generation both at an operating (pre-exceptionals) and total cash flow level, particularly in the second half when the Group recorded two consecutive quarters of operating and total cash inflows.



Cash Flow for the Three Months Ended 31 March 2003

During the final quarter, the Group generated a GBP44 million cash inflow before use of liquid resources and financing during the quarter. The main components of this inflow were a net cash inflow from operating activities before capital expenditure and exceptional items of GBP78 million, an exceptional cash outflow from operating activities of GBP76 million, an inflow from acquisitions and disposals of GBP44 million and other net cash outflows of GBP2 million.

Adjusted Operating Cash Flow

Operating losses of GBP50 million offset by depreciation and amortisation of GBP50 million and a GBP78 million cash inflow from working capital movements led to the Group's adjusted operating cash inflow of GBP78 million during the period. After gross capital expenditure, the Group adjusted operating cash inflow was GBP69 million.

The Group has continued to make progress in the quarter reducing operating losses and generating cash from working capital. This improvement was predominantly driven by progress within the Core business where adjusted operating cash inflow after capital expenditure increased from GBP66 million in the third quarter to GBP86 million in the fourth quarter.

Capital Expenditure and Financial Investment

Gross capital expenditure amounted to GBP9 million during the quarter (Q3: GBP7 million), all of which related to the Core (Q3: GBP6 million). Marconi has maintained capital expenditure well below the level of depreciation, which amounted to GBP28 million (Q3: GBP28 million), of which GBP27 million related to the Core (Q3: GBP26 million). During the quarter, the majority of Core capital expenditure was incurred in Optical Networks and BBRS. Financial investments contributed a GBP1 million cash inflow during the period.

Going forward, the Group expects the rate of depreciation to gradually fall due to the higher proportion of out-sourced assets and the low levels of capital expenditure over the past six quarters. Capital expenditure is expected to rise but to remain at or below the level of depreciation.

Returns on Investments and Servicing of Finance

No cash interest was paid during the quarter on the Group's Syndicate Bank and bond debt in anticipation of the Restructuring. Interest received amounted to GBP7 million on the Group's cash balances.

As part of the proposed restructuring, GBP340 million was distributed to the relevant scheme creditors on 19 May 2003 and GBP35 million paid to the ESOP banks in settlement of the ESOP derivatives.

Exceptional Cash Flows

The Group incurred operating exceptional cash costs of GBP76 million during the quarter. Over half of this amount related to the direct cash cost of severance payments and site closures in the context of the Group's operational restructuring and reorganisation. The balance relates to the payment of fees and expenses to advisors in the context of the Group's financial restructuring.

Cash Flows from Acquisitions and Disposals

Net proceeds from acquisitions and disposals led to a cash inflow of GBP44 million during the quarter. This related mainly to the disposal of the Group's 50 per cent. share holding in Ultramast following the settlement of litigation and a capital reduction in the joint venture.

Tax Paid

The Group paid GBP1 million of tax and received no repayments in the quarter following a net tax repayment of GBP45 million in Q3. There were no tax payments or receipts relating to hedging arrangements during the period.

Cash Flow for the Twelve Months Ended 31 March 2003

The Group incurred a GBP51 million cash outflow before use of liquid resources and financing during the year (FY02 GBP204 million inflow). The main components of this outflow were a net exceptional cash outflow of GBP329 million (FY02 GBP368 million) and net interest paid of GBP164 million (FY02 GBP253 million). These cash outflows were partially offset by an inflow from acquisitions and disposals of GBP433 million (FY02 GBP995 million) and other net cash inflows of GBP9 million (FY02 GBP170 million outflow, mainly GBP196 million on net capital expenditure).

Adjusted Operating Cash Flow

Operating losses of GBP412 million (FY02 GBP905 million) offset by depreciation and amortisation of GBP239 million (FY02 GBP676 million) and a GBP181 million cash inflow (FY02 GBP239 million) from working capital movements led to the Group's adjusted operating cash inflow of GBP8 million (FY02 GBP10 million) during the year. After capital expenditure, the Group operating cash outflow was GBP35 million (FY02 GBP351 million).

The Group  recorded  significant  progress in reducing  adjusted  operating cash outflows within the year. The outflow of GBP169 million after capital expenditure in the first half improving to a GBP134 million inflow in the second half. This improvement was predominantly driven by progress within the Core business where adjusted operating cash flow after gross capital expenditure improved from outflows of GBP81 million and GBP43 million in the first and second quarters respectively to cash inflows of GBP66 million and GBP86 million in the third and fourth quarters respectively. This was a result of the reduced operating losses and increased contribution from working capital. This reduction in working capital during the year was largely driven by improved utilisation of inventory and increased focus on collection of debtors, partially offset by a reduction in creditors.

Capital Expenditure and Financial Investment

Capital expenditure amounted to GBP43 million during the year (FY02: GBP361 million), GBP34 million of which related to the Core. Marconi has maintained capital expenditure well below the level of depreciation, which amounted to GBP135 million (FY02: GBP245 million), of which GBP123 million (FY02: GBP184 million) related to the Core. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During the year, the majority of Core capital expenditure was incurred in Optical Networks and BBRS.

Proceeds from sales of tangible  fixed assets  amounted to GBP30 million  (FY02:
GBP173 million) and included GBP28 million related to property. Financial investments incurred a GBP17 million (FY02: GBP8 million) cash outflow during the year. This related mainly to proceeds from property disposals largely offset by a cash payment initially made to Court in relation to a litigation concerning the Group's joint venture, Ultramast. This has now been resolved through a settlement in which the investment in Ultramast has been terminated through a capital reduction for proceeds of GBP41 million disclosed in acquisitions and disposals.

Returns on Investments and Servicing of Finance

Net interest paid during the period amounted to GBP164 million (FY02: GBP253 million) comprising mainly interest paid on the Group's Syndicate Bank and bond debt, partially offset by interest received on a refund relating to tax paid in prior years and on the Group's cash balances. Interest paid on the Group's now schemed euro and yankee bond debt amounted to approximately GBP142 million (FY02: GBP146 million) and approximately GBP56 million (FY02 GBP82 million) of interest was paid on the Group's Syndicate Bank debt. No interest was paid on the Group's Syndicate Bank and euro and yankee bond debt after 15 October 2002 in anticipation of the Restructuring.

Exceptional Cash Flows

The Group  incurred  operating  exceptional  cash costs of GBP329 million (FY02:
GBP368 million) during the year. Over half of this amount related to the direct cash cost of severance payments and site closures in the context of the Group's operational restructuring and reorganisation. The balance relates to cash costs associated with the Group's manufacturing outsourcing programme and payments made under onerous contracts and as a result of supplier liability claims. The payment of fees and expenses to advisors in the context of the Group's financial restructuring is also included in operating exceptional cash flows.

Cash Flows from Acquisitions and Disposals

Net proceeds from acquisitions and disposals led to a cash inflow of GBP433 million (FY02: GBP995 million) during the year. This related mainly to the termination of the Group's 50 per cent. share holding in Ultramast through a capital reduction and the disposal of the Strategic Communications and Applied Technologies, partially offset by the payment of transaction-related costs and fees.

Tax Paid

The Group has received net repayments of GBP31 million (FY02: net payments GBP13 million) in the year. There were no tax payments or receipts relating to hedging arrangements during the period.



RISK MANAGEMENT

Treasury Policies and Organisation

The Group's treasury activities are coordinated by its treasury function which operates in accordance with policies and procedures approved by Marconi's Board of Directors. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes all derivative transactions. All treasury related transactions undertaken by the Group's operating businesses are required to be in accordance with guidelines laid down by Marconi's central treasury function and comply with the Group risk management policies.

Financial instruments

Under the terms of the new Senior and Junior Notes, the Group is permitted to use foreign exchange forwards and options to hedge trade receivables and payables, or exposures arising from the new Senior and Junior Notes. No other derivatives are permitted.

It is the Group's policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the Group.

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk and counterparty risk. The Marconi Board reviews and agrees policies for managing each of these, which are summarised below. These policies are subject to the restrictions placed upon the Group by the terms of the new Senior and Junior Notes.

Liquidity risk

The Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

The Group's gross borrowings as at 31 March 2003 were GBP4,775 million (31 March 2002 GBP4,903 million). The GBP128 million reduction primarily reflected the repayment of local borrowings in Italy as a result of the disposal of the Strategic Communications businesses, and a substantial reduction in the sterling value of the US$ denominated debt due to foreign exchange movements These were offset by an increase in liabilities to Marconi plc and fellow subsidiaries of the Marconi plc group.

Following the Restructuring, gross borrowings have fallen to GBP808 million on a pro forma basis, including GBP450 million of Senior Notes due in April 2008, and GBP306 million of Junior Notes due in October 2008.

At 31 March 2003, the Group's cash and liquid resources totalled GBP1,158 million (31 March 2002 GBP1,361 million), of which GBP515 million (31 March 2002 GBP277 million) was denominated in sterling, GBP282 million (31 March 2002 GBP726 million) in US dollars, GBP308 million (31 March 2002 GBP239 million) in Euro and the balance of GBP53 million (31 March 2002 GBP119 million) in other currencies.

As previously disclosed, as at 31 March 2003, the majority of the Group's cash resources were held in secured accounts which were subject to interim security arrangements in favour of the Group's syndicate banks and bondholders (including the bond trustees) and also to one of the ESOP Derivative Banks (who committed to support the proposed restructuring within the required period). The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the syndicate banks and bondholders. The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002. The balance of the secured cash amounted to GBP771 million at 31 March 2003. The security over the lockbox accounts was released on 24 April 2003 and as at 19 May 2003, all restrictions upon the accounts were lifted.

Following the Restructuring, the Group is reliant on its cash balances, which were GBP783 million as at 31 March 2003 on a pro forma basis, to meet short- and medium-term liquidity requirements. Of the GBP783 million, GBP208 million represents amounts which would be classified as restricted cash, and GBP575 million is free cash available to the Marconi Corporation plc Group. The GBP208 million of restricted cash represents GBP135 million collateral against present and future bonding facilities, GBP42 million in an escrow account to meet any claims for collateral on existing performance bonds and guarantees, GBP14 million deposited against secured loans in Italy and GBP17 million in the Group's captive insurance company. The GBP575 million of free cash available to the Marconi Group comprises GBP486 million of available Treasury deposits and GBP89 million of global working capital balances within the Group's subsidiaries and cash in transit. The pro forma calculation reflects the GBP375 million paid to the scheme creditors and ESOP derivative providers on 19 May 2003, the effective date of the financial restructuring.

Under the terms of the new Senior and Junior Notes, no other borrowing facilities are permitted, other than under certain restricted circumstances. In addition, the Group's US-based businesses have been ringfenced, and generally may no longer be funded by other members of the Group outside of the ringfence. No external borrowing facilities are permitted for these US-based businesses, other than a committed $22.5 million (approximately GBP14 million) working capital facility.

In addition, certain forms of liquidity available to the Group, including disposals and release of restricted cash, are subject to terms whereby, under certain circumstances, the cash will be required to be used to redeem the Junior Notes, or, in the event that there are no Junior Notes outstanding, the Senior Notes, at a cost of 110 per cent of principal.

Interest Rate Risk

Following the financial restructuring, the new Senior Notes and Junior Notes will be at fixed rates of interest. Interest of the Senior Notes is charged at 8 per cent per annum, and Interest on the Junior Notes is charged at 10 per cent per annum interest if paid in cash, or 12 per cent per annum if settled in a new issue of Notes: "Payment-in-kind". On a pro forma basis, 97 per cent of borrowings will be at fixed rates of interest. Consequently, the exposure of the Group to interest rates will be to changes in the interest rates earned on its short-term bank deposits. Under the terms of the Notes, no hedging of this risk is permitted.

Foreign Exchange Risk

The Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US dollar, sterling and the euro.

During the Restructuring, the Group has been unable to hedge foreign exchange exposures as a result of restrictions placed upon the Group by the syndicate banks. Following the completion of the Restructuring, the Board is reviewing the risk management policies of the Group in order to optimise the foreign exchange hedging position as permitted within the terms of the new Senior and Junior Notes. The terms of the Notes permit foreign exchange hedging subject to certain restrictions.

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to use financial instruments to hedge the translation value of the net overseas assets of the Group.

Following the Restructuring, the majority of the Group's debt (95 per cent on a pro forma basis as at 31 March 2003) will be denominated in US dollars, as a result of the election of the Group's creditors to denominate the new Senior Notes in US dollars.

The Group has subsidiaries in most of the European countries which have converted to the euro, and the major subsidiaries are located in Italy and Germany. Internal Group reporting from companies in the eurozone was switched to the euro on 1 April 2001. The programme to ensure that all eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.


Exchange Rate Sensitivity

                                                             Percentage
                                                           reduction in
                                                         Group reported
10 per cent reduction                                          sterling
                                                         operating loss
                                                        before goodwill
in the value of:                                           amortisation
                                                        and exceptional
                                                                  items

US Dollar                                                         (1.3)

Euro-traded currencies                                            (4.9)

Other                                                             (0.8)

Total                                                             (7.1)


Counter-party Risk

All deposits are made with creditworthy and authorised counter-parties. All forward contracts, swaps, and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

As at 31 March 2003, the Group had vendor finance  commitments of  approximately
GBP42 million (FY02: GBP100 million) of which GBP38 million (FY02: GBP58 million) had been drawn.

The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Marconi Corporation plc Share Price Risk

Under the new share option grants following the listing of Marconi Corporation plc, all exercises of share options will be met through new issuance of shares. Therefore, there is no cash flow exposure to the Group as a result of the issuance of share options.

Contract Bonding Facilities

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. Marconi Group companies had GBP163 million of bonds outstanding as at 31 March 2003 with both banks and insurance companies worldwide. The reduction from GBP500 million of bonds outstanding at 31 March 2002 was mainly as a result of the disposal of Strategic Communications. Some of these bonds are covered by counter-indemnities from Marconi Corporation plc and others have individual indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's Restructuring, substantially all new bonds currently have to be cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately GBP135 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies. Of the GBP135 million of collateral within Marconi Bonding Limited as at 31 March 2003, GBP22 million related to collateral on bonds which had been retired and will be rolled into collateralisation of the new Super-priority Performance Bonding Facility, and GBP19 million was collateral against bonds issued in favour of companies which have now been disposed. In the latter case, Marconi is in the process of procuring the release of this collateral.

Following the Restructuring, a new Super-priority Performance Bonding Facility has been committed, allowing Marconi Bonding Limited to procure a further GBP50 million of performance bonding. These bonds will be fully collateralised, with 50 per cent of collateral being placed at the time of issuance of the bond, and 50 per cent of collateral being rolled over from releases of collateral on existing bonds.

A maturity profile of all bonds and guarantees outstanding at 31 March 2003 is set out below:


    Year ending 31 March,                                            Bonds
    in GBP million                                             outstanding

    2003 or earlier                                                     17
    2004                                                                45
    2005                                                                24
    2006                                                                16
    2007                                                                35
    Thereafter                                                          12
    No expiry date                                                      14
    Total                                                              163


The reduction from the balance at 30 September 2002 (GBP221 million) is mainly a result of the disposal of the Group's Mobile Tetra business (OTE SpA) and the calling of the guarantees relating to Albany Partnership, the counter indemnity obligations in respect of which are now included in bank debt and were subject to the Marconi Corporation plc scheme of arrangement.

A number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. Marconi estimates that as at 31 March 2003, performance bonds with a face value of approximately GBP53 million had varying conditional or unconditional rights to call for cash collateral.

Bonds will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

Insurance Risk Management

The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability. The Group has maintained the types of property and liability insurance which the Directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate. When considering the appropriateness of insurance cover, the Directors have made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The Directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers.



Ends/...






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 29 May 2003